Filed Pursuant to Rule 424(b)(2)
                                             SEC File No. 32-37441

               Subject to Completion, dated February 8, 1996

   PROSPECTUS SUPPLEMENT
   (To Prospectus dated December 6, 1990)


                                $150,000,000

           [LOGO]  Freeport-McMoRan Resource Partners,
                   Limited Partnership

                          % Senior Notes due 2008
                          _______________________

                       Interest Payable      and
                          ________________________

      The Senior Notes (the "Senior Notes") mature on             ,2008.
   The Senior Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield
   (as defined herein) plus      basis points, plus in each case accured
   interest to the date of redemption. The Senior Notes are not entitled to the benefit of a sinking fund.

      The Senior Notes will be represented by one or more global securities ("Global Notes") registered in the name of The Depository
   Trust Company (the "Depositary"), as Depositary, or its nominee. Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected through, records maintained by the Depositary and its participants. Except as described in this Prospectus Supplement, Senior Notes in definitive form will not be issued in exchange for Global Notes.
                           ______________________

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    NOR  HAS  THE  SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE
     SECURITIES  COMMISSION  PASSED  UPON  THE  ACCURACY  OR  ADEQUACY
        OF  THIS  PROSPECTUS  SUPPLEMENT  OR  THE  PROSPECTUS.  ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===========================================================================
                            Price to   Underwriting     Proceeds to
                             Public<F1>  Discounts<F2>   Company<F1><F3>
___________________________________________________________________________
Per Senior Note                ___%           ___%           ___%
___________________________________________________________________________
Total                      $               $               $
===========================================================================

<F1>      Plus accrued interest, if any, from February       , 1996.
<F2>      The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
<F3>      Before  deducting expenses payable by the Company  estimated at $300,000.
                           ______________________

       The Senior  Notes  offered by this Prospectus Supplement are
   offered  by  the  Underwriters   subject  to  prior  sale,  to
   withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Senior Notes will be made in book-entry form through the facilities of the
   Depositary on or about February      , 1996.

LEHMAN BROTHERS
                 MERRILL LYNCH & CO.
                                      SALOMON BROTHERS INC.

February    , 1996

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. A final prospectus supplement and accompanying prospectus will be delivered to purchasers. This preliminary prospectus supplement and accompanying prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

                            FRP OPERATIONS


                             [FLOW CHART]




      IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET
      PRICE  OF  THE  SENIOR  NOTES  AT  A  LEVEL ABOVE THAT WHICH MIGHT
      OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                       PROSPECTUS SUPPLEMENT SUMMARY

      The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in this Prospectus Supplement and in the accompanying Prospectus or incorporated by reference herein and therein. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Prospectus.

                                THE COMPANY

         Freeport-McMoRan Resource Partners, Limited Partnership ("FRP" or the "Company"), through its subsidiaries and joint venture operations, is one of the world's leading integrated phosphate fertilizer producers. The Company is a joint venture partner in IMC-Agrico Company ("IMC-Agrico"), the world's largest and one of the world's lowest cost producers, marketers and distributors of phosphate fertilizers. FRP's Main Pass sulphur mine, offshore Louisiana in the Gulf of Mexico, and its Culberson mine in Texas, also make FRP the largest producer of Frasch sulphur in the world. The combined sulphur and phosphate mining and fertilizer production operations provide FRP with the competitive advantages of vertical integration and operating efficiencies and reduce the sensitivity of FRP's phosphate fertilizer costs to changes in raw materials prices.

         IMC-Agrico's business includes the mining and sale of phosphate rock and the production, marketing and distribution of phosphate fertilizers and animal feed ingredients. IMC-Agrico was formed as a joint venture partnership in July 1993 when FRP and IMC Global Inc. ("IMC") contributed their respective phosphate fertilizer businesses to IMC-Agrico. FRP believes that the combination of its internal production of raw materials, through its sulphur division and the IMC-Agrico joint venture, and the strategic location of IMC-Agrico's fertilizer operations provide it with a competitive advantage over other fertilizer producers.

         FRP's sulphur operations include the mining, purchase, transportation, terminalling and marketing of sulphur. The Main Pass deposit, which was discovered in 1988, contains the largest known sulphur reserve in North America. FRP's Main Pass offshore mining complex is the largest structure of its type in the Gulf of Mexico and one of the largest in the world. The mining complex reached full design capacity of 5,500 long tons per day in December 1993 and has since operated at or above design level. FRP has a 58.3% interest in the Main Pass mine and serves as its manager and operator. In January 1995, the Company began operating the Culberson mine when it acquired substantially all of the domestic assets of Pennzoil Sulphur Co. As of December 31, 1995, the Main Pass and Culberson mines were estimated to contain proved and probable sulphur reserves totaling
   55.2 million long tons net to FRP.

         Main Pass also contains proved oil reserves from which FRP produces and sells oil for the Main Pass joint venture. Oil production averaged approximately 12,400 barrels per day (6,000 barrels net to FRP) during the year ended December 31, 1995. As of December 31, 1995, Main Pass was estimated to contain 15.9 million barrels (6.6 million barrels net to FRP) of proved oil reserves.

         FRP continues to benefit from significant improvements in phosphate fertilizer markets that began in late 1993 and continue into 1996. FRP's 1995 average realization for its principal fertilizer product, diammonium phosphate ("DAP"), increased approximately 55% to approximately $175 per short ton from the 1993 average of approximately $113 per short ton. In February 1996, the spot market price for DAP was approximately $210 per short ton, FOB Central Florida.

         The Company is a publicly traded Delaware limited partnership organized in 1986, the managing general partners of which are Freeport-McMoRan Inc. ("FTX") and FMRP Inc. ("FMRP"), a wholly-owned subsidiary of FTX. As of December 31, 1995, FTX and FMRP held partnership units representing an approximate 51.5% interest in FRP, with the remaining interest being publicly owned and traded on the New York Stock Exchange. The public unitholders are entitled, through the fourth quarter of 1996, to receive minimum quarterly distributions prior to any distribution on the partnership units held by FTX and FMRP. See "Relationship Between the Company and the FTX Group."

                                   THE OFFERING

Securities Offered.................$150,000,000  principal amount  of     %
                                   Senior Notes due 2008 (the "Senior Notes").

Maturity...........................            , 2008.

Interest Payment Dates.............Semi-annually on            and
                                   commencing                    , 1996.

Ranking............................The  Senior  Notes will be senior unsecured
                                   obligations  of   the  Company,  will  rank
                                   senior  in  priority  to  all  subordinated
                                   indebtedness  of  the Company and will rank
                                   pari  passu with all  other  unsecured  and
                                   unsubordinated indebtedness of the Company.
                                   The  Senior   Notes   will  be  effectively
                                   subordinated  to  all  of   FRP's   secured
                                   indebtedness  and  to the indebtedness  and
                                   other  liabilities  of   IMC-Agrico.    The
                                   Senior Indenture governing the Senior Notes
                                   does  not  limit the amount of indebtedness
                                   that the Company  or  its  subsidiaries may
                                   incur  or  contain  restrictions   on   the
                                   Company's  ability to make distributions to
                                   its  partners.    After  giving  pro  forma
                                   effect  to the sale  of  the  Senior  Notes
                                   offered hereby and the use of the estimated
                                   net  proceeds   described   under  "Use  of
                                   Proceeds",   at  December  31,  1995,   the
                                   Company would have had approximately $236.2
                                   million  of senior  indebtedness  and  $150
                                   million of subordinated indebtedness.

Optional Redemption................The Senior  Notes  will  not be entitled to any sinking fund.  The Senior Notes will be
                                   redeemable,  in whole or in  part,  at  the
                                   option of the  Company  at  any  time  at a
                                   redemption  price  equal  to the greater of
                                   (i) 100% of their principal  amount or (ii)
                                   the  sum  of  the  present  values  of  the
                                   remaining scheduled payments  of  principal
                                   and  interest  discounted  to  the date  of
                                   redemption on a semi-annual basis (assuming
                                   a 360-day year consisting of twelve  30-day
                                   months)  at  the Treasury Yield (as defined
                                   herein) plus     basis points, plus in each
                                   case  accrued  interest   to  the  date  of
                                   redemption.

Covenants..........................The  Senior Indenture will contain  certain covenants limiting liens and sale/leaseback transactions.

Use of Proceeds....................The estimated net proceeds of approximately
                                   $148.4  million from the sale of the Senior
                                   Notes will be used to repay outstanding indebtedness. See "Use of Proceeds."

                              USE OF PROCEEDS

      The estimated net proceeds from the sale of the Senior Notes offered hereby are estimated to be approximately $148.4 million, all of which will be used to repay a portion of the long-term indebtedness outstanding under the Company's credit facility (the "Credit Facility"), including indebtedness incurred under the Credit Facility in October 1995 to finance the Company's share of the purchase price paid by IMC-Agrico for the animal feed ingredients business of the Mallinckrodt Group. See "Capitalization" and "Business of the Company-Agricultural Minerals-Animal Feed Business." The average interest rate for indebtedness outstanding under the Credit Facility on December 31, 1995 was 6.84% and all indebtedness outstanding under the Credit Facility matures on June 30, 2000.

                            CAPITALIZATION

     The following table sets forth the Company's unaudited capitalization as of December 31, 1995 and as adjusted to give effect to the issuance of the Senior Notes and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."


                                                               December 31, 1995
                                                           _________________________
                                                           Actual        As Adjusted
                                                           _________________________
                                                               (In thousands)
            Cash and short-term investments                $ 22,508          $ 22,508
                                                             =======           ======
            Short-term debt                                $     339         $    339
            Long-term debt:                                  ________          _______
              Long-term debt, less current portion<F1>       234,241           85,841
              Senior Notes offered hereby                       --            150,000
              8-3/4% Senior Subordinated Notes due 2004      150,000          150,000
                                                             ________         ________
                Total long-term debt                         384,241          385,841
                                                             ________         ________
            Partners' capital<F2>:
              General partners                               208,445          208,445
              Limited partners                               196,021          196,021
                                                             ________         ________
                Total partners' capital                      404,466          404,466
                                                             ________         ________
                Total capitalization                        $789,046         $790,646

_____________________

<F1>     The Credit Facility  currently provides $400 million of credit.
         Following the sale of the Senior Notes, the committed amount under the Credit Facility will be reduced to $300 million, all of which will be available to FRP and $75 million of which will be available to FTX. See "Relationship Between the Company and the FTX Group-Credit Arrangements." After application of the estimated net proceeds from this offering, as of December 31, 1995 the Company would have had $38.6 million outstanding and $261.4 million in remaining availability under the Credit Facility.

<F2>     On February 15, 1996, FRP will pay a distribution of 62.5 cents per publicly held unit ($31.3 million) and 67.35 cents per FTX-owned unit ($35.9 million). See "Relationship Between the Company and the FTX Group."

                   SELECTED FINANCIAL AND OPERATING DATA

      The following table sets forth summary financial and operating data of the Company. The financial data as of and for each of the two years ended December 31, 1994 and 1993 were derived from the Company's previously published audited financial statements. The 1995 data reflect the Company's unaudited results. The table should be read in conjunction with the Company's financial statements and related notes for the applicable period.

                                                 Years Ended December 31,
                                         ________________________________________
                                             1995<F1>      1994<F1>       1993<F1>
                                    (In  thousands, except prices and per unit amounts)

   FINANCIAL
   Income statement data:
   Revenues                              $995,112         $765,278        $669,160
   Operating income (loss)                194,625<F2>      120,618<F3>    (210,848)<F4>
   Net income (loss)                      161,408<F2>       83,966<F3>    (246,111)<F4><F5>
   Net income (loss) per unit                1.56<F2>          .81<F3>       (2.37)<F4><F5>
   Ratio of earnings to fixed charges<F6>     5.5x             3.2x            --  <F7>

   Balance sheet data (at end of period):
   Property, plant and equipment, net     949,131          910,469         970,960
   Total assets                         1,229,105        1,146,931       1,296,873
   Long-term debt                         384,241          368,637         488,102
   Partners' capital                      404,466          447,660         492,404

   Cash flow data:
   Depreciation and amortization           44,830           52,344         104,686
   Capital expenditures, excluding
      Mallinckrodt acquisition             39,485           29,681          52,170
   Cash interest paid                      28,997           26,349          22,997
   Cash distributions paid                202,541          127,368         121,180
   Cash received in excess of
     Capital Interest in IMC-Agrico        40,835           43,293           --
   EBIDA<F8>                              280,290          216,255        (106,162)
   EBIDA, adjusted for restructuring<F9>  280,290          216,255          42,587
     EBIDA cash interest paid coverage        9.7x             8.2x            1.9x
     EBIDA/Long-term debt                     73%              59%               9%

   OPERATING
   Phosphate fertilizers - primarily DAP
     Sales (short tons)                    3,428            3,193            3,347
     Average realized price
        All phosphate fertilizers        $169.07          $144.13          $110.03
        DAP                              $175.11          $149.32          $113.09
   Phosphate rock
     Sales (short tons)                    4,470            4,373            3,840
     Average realized price               $22.53           $21.38           $22.02
   Sulphur sales (long tons)<F10>          3,050            2,088            1,973
   Oil
     Sales (barrels)                       2,218            2,534            3,443
     Average realized price               $15.82           $13.74           $14.43

<F1>        Reflects  FRP's  46.5%  Capital  Interest  and 58.6% Current
            Interest during the year ending June 30, 1994, FRP's 45.1% Capital Interest and 55% Current Interest during the year ending June 30, 1995 and FRP's 43.6% Capital Interest and 53.1% Current Interest during the year ending June 30, 1996. See "Business of the Company - Agricultural Minerals."
<F2>        Includes charges totaling $18.1 million ($0.18 per unit) for stock option costs resulting from the rise in the FTX common stock price during the year and an early retirement program.
<F3>        Includes a $10.9 million charge ($0.11 per  unit)  primarily for certain remediation costs.


<F4>        Includes  charges  totaling $173.6 million ($1.67 per  unit)
            primarily for restructuring, asset recoverability and other related charges.
<F5>        Includes a $23.7 million cumulative  charge ($0.23 per unit)
            for changes in accounting principle.
<F6>        For purposes of calculating the ratio  of  earnings to fixed
            charges,   earnings   consist   of  income  from  continuing
            operations  (including  the  restructuring   and   valuation
            charges  discussed  in Note <F4>) before fixed charges.   Fixed
            charges consist of interest and that portion of rent deemed representative of interest.
<F7>        Earnings were inadequate to cover  fixed  charges in 1993 by
            $233.5 million, reflecting charges totaling $173.6 million related to the restructuring and valuation charges discussed in Note <F4>.
<F8>        Earnings  before  interest and depreciation and amortization
            ("EBIDA") consist of operating income plus depreciation and amortization and cash received in excess of FRP's Capital Interest in IMC-Agrico. See "Business of the Company -
            Agricultural  Minerals."  Includes   the  restructuring  and
            valuation charges/gains discussed in Note <F4>.
<F9>        EBIDA excluding provision for restructuring  charges  ($33.9 million) and loss on valuation and sale of assets ($114.8 million) (Note <F4>).
<F10>       Includes internal consumption  and  Main Pass start-up sales totaling 754,400 tons, 739,900 tons and 1,138,800 tons for 1995, 1994 and 1993, respectively.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

   RESULTS OF OPERATIONS

                                1995            1994            1993
                                _____           _____           _____
                            (In millions, except per unit amounts)

   Revenues                     $995.1         $765.3         $669.2
   Operating income (loss)       194.6<F1>      120.6<F2>     (210.8)<F3>
   Net income (loss)             161.4<F1>       84.0<F2>     (246.1)<F3><F4>
   Net income (loss) per unit     1.56<F1>        .81<F2>      (2.37)<F3><F4>

<F1>  Includes charges totaling $18.1 million ($0.18 per unit) for stock option costs resulting from the rise in FTX's common stock price during the year and an early retirement program.
<F2>  Includes a $10.9  million  charge  ($0.11  per unit) primarily for certain remediation costs.
<F3>  Includes a net charge of $173.6 million ($1.67 per unit) primarily for restructuring, asset recoverability and other related charges.
<F4>  Includes a $23.7 million cumulative charge ($0.23  per  unit)  for changes in accounting principle.

   1995 Compared With 1994

      FRP benefited from the significant strengthening in the phosphate fertilizer markets throughout 1995 and the expansion of its sulphur production capacity resulting in higher revenues and improved operating results. See "Selected Financial and Operating Data."

      Depreciation and amortization for 1995 decreased $7.5 million from the 1994 amount, primarily caused by a $10.5 million decline relating to FRP's disproportionate interest in the IMC-Agrico joint venture cash distributions, partially offset by a $2.7 million increase resulting from the acquired sulphur assets.

      General and administrative expenses for 1995 increased by $23.1 million, primarily because of the $18.1 million of stock option and early retirement charges noted above. The 1994 amount benefited from a $2.2 million reduction in the estimated cost of excess office space FTX allocated to FRP. FRP's general and administrative expenses include costs incurred by FTX on FRP's behalf which are allocated to FRP on a cost-reimbursement basis. See "Relationship Between FRP and the FTX Group - Administrative Services Agreement."

      Interest expense decreased from 1994 as a result of lower average debt levels, partially offset by higher market interest rates.

   Agricultural Minerals Operations - FRP's agricultural minerals operations, which include its fertilizer and phosphate rock operations (conducted through IMC-Agrico) and its sulphur business, reported 1995 operating income of $205.9 million on revenues of $960 million compared with operating income of $123.8 million on revenues of $730.4 million in 1994. Significant items impacting operating income are as follows (in millions):

   Agricultural minerals operating income - 1994       $   123.8
                                                       __________
   Increases (decreases):
      Sales volumes                                         81.3
      Realizations                                         147.7
      Other                                                  0.6
                                                       __________
        Revenue variance                                   229.6
      Cost of sales                                       (135.4)<F1>
      General and administrative                           (12.1)<F2>
                                                       __________
                                                            82.1
                                                       ___________
   Agricultural minerals operating income - 1995          $205.9
                                                       ===========
___________
<F1>  Includes  a  reduction  in  depreciation and amortization of $26.3 million and $15.8 million for  1995 and 1994, respectively, caused
      by   FRP's   disproportionate   interest    in   IMC-Agrico   cash
      distributions.
<F2>  Includes  $10.3 million of the $18.1 million stock  option  charge discussed above.

         FRP's 1995 phosphate fertilizer sales volumes were 7 percent higher than those in 1994, with IMC-Agrico experiencing continued excellent export demand and strong domestic sales for DAP, its principal fertilizer product. The increased demand resulted in IMC-Agrico phosphate fertilizer facilities operating near capacity for the majority of 1995. Despite recent industrywide capacity utilization above 100 percent, domestic phosphate fertilizer producer inventories remain below normal. This tight supply/demand situation is reflected in the improved phosphate fertilizer realizations, with FRP's average DAP realization increasing 17 percent from 1994. FRP's 1995 DAP realizations include large forward sales to China at prices which were ultimately below market prices at the time of shipment. In late 1995 IMC-Agrico reached an agreement with China providing for significant shipments of DAP throughout 1996 at market-related prices at the time of shipment. FRP's phosphate fertilizer unit production costs were increased from 1994, reflecting higher raw material costs for ammonia and phosphate rock.

         FRP's 1995 phosphate rock sales volumes were slightly higher than in 1994. Increased demand from phosphate fertilizer producers and the addition of a long-term supply contract in October 1994 were offset by the expiration of a contract in October 1995 providing annual sales of 1.5 million tons net to FRP. Because of the low margin associated with sales under the expired contract, the impact to FRP's earnings is not significant.

         FRP's increased sulphur production capacity resulting from the Culberson mine purchase, combined with continued strong demand from the domestic phosphate fertilizer industry, resulted in a 46 percent increase in sulphur sales volumes. FRP also benefited from the strengthening in sulphur prices during 1995. To the extent U.S. phosphate fertilizer production remains strong, improved sulphur demand is expected to continue, although the availability of Canadian sulphur limits the potential for significant price increases. Main Pass unit production costs for 1995 were virtually unchanged from 1994.

   Oil Operation

                                      1995          1994
                                      ______        _____

   Sales (barrels)                2,217,600       2,533,700
   Average realized price            $15.82          $13.74
   Operating income (in millions)      $1.9            $2.8


         In 1995, Main Pass oil operating income was impacted by $1.8 million of the previously discussed $18.1 million stock option charge. Net production for 1996 is estimated to approximate 1995 levels, as workover activities are expected to generate production sufficient to offset declining reservoir production.

   1994 Compared With 1993

         FRP's 1994 results primarily reflect the improvement in the phosphate fertilizer market during the year and the benefits from the formation of IMC-Agrico and other restructuring activities undertaken in 1993, discussed below. Partially offsetting these positive factors were increased raw material prices for ammonia and reduced oil sales volumes.

         During 1993, FTX undertook a restructuring of its administrative organization. This restructuring represented a major step by FTX to lower the costs of operating and administering its businesses in response to weak market prices of commodities produced by its operating units. As part of this restructuring, FTX significantly reduced the number of employees engaged in administrative functions, changed its management information systems environment to achieve efficiencies, reduced its needs for office space, outsourced a number of administrative functions and took other actions to lower costs. The restructuring process resulted in FTX incurring one-time costs, portions of which were allocated to FRP pursuant to its management services agreement with FTX.

         Depreciation and amortization during 1994 declined by $52.3 million compared with 1993, primarily consisting of a $26.6 million decrease relating to the disproportionate interest in IMC-Agrico cash distributions, a $15.3 million reduction from Main Pass oil operations caused by the decline in sales volumes between periods, and the $7.6 million in restructuring charges recorded in 1993. These decreases were partially offset by a $6 million increase in sulphur depreciation because of higher Main Pass sulphur production.

         General and administrative expenses reflect the benefits from the formation of IMC-Agrico and the other 1993 restructuring activities. The 1994 amount also benefited from a $2.2 million reduction in the estimated cost of excess office space FTX allocated to FRP (originally estimated as part of 1993 restructuring costs), whereas 1993 includes $7.3 million in restructuring related charges.

         Interest expense in 1994 increased as a result of the Main Pass sulphur project becoming operational for accounting purposes in July 1993 (previously, related interest costs totaling $11.1 million in 1993 were capitalized), rising interest rates and the issuance of the 8 3/4% Senior Subordinated Notes due 2004 which were used to reduce lower variable rate bank borrowings. These increases were partially offset by a reduction in average debt levels.

         FRP's 1993 earnings include a $23.7 million charge for the cumulative effect of changes in accounting principle for periodic scheduled maintenance costs, deferred charges and costs of management information systems. These changes were adopted to improve the measurement of operating results by expensing cash expenditures when incurred unless they directly relate to long-lived additions. These changes did not have a material impact on 1993 operating income.

   Agricultural Minerals Operations - FRP's agricultural minerals operations reported 1994 operating income of $123.8 million on revenues of $730.4 million compared with an operating loss of $105 million on revenues of $619.3 million in 1993. Significant items impacting operating income are as follows (in millions):

   Agricultural minerals operating loss - 1993               $  (105.0)
                                                             ____________
   Increases (decreases):
         Sales volumes                                            15.8
         Realizations                                            102.7
         Other                                                    (7.4)
                                                              ____________
           Revenue variance                                      111.1
         Cost of sales                                            46.8<F1><F2>
         1993 provision for restructuring charges                 33.9
         1993 loss on valuation and sale of assets, net           14.8
         General and administrative and other                     22.2<F1>
                                                              ____________
                                                                 228.8
                                                              ____________
   Agricultural minerals operating income - 1994              $  123.8
                                                              ============
_______________

 <F1>    1993  included  $17.5 million in cost of sales and $7.3 million in general and administrative expenses resulting from the restructuring project.
 <F2>    1994 included  a  $15.8  million  reduction and 1993 included a
         $10.8 million increase in depreciation and amortization caused by FRP's disproportionate interest in IMC-Agrico cash distributions.

         FRP's 1994 phosphate fertilizer sales volumes were slightly below 1993 levels. Producer inventories remained at prior year levels despite a rise in industrywide production. As a result, phosphate fertilizer prices rose sharply from the near 20-year lows experienced during 1993, with FRP's average DAP realization increasing 32 percent. Unit production costs benefited from efficiencies at IMC-Agrico, somewhat offset by higher raw material prices for ammonia.

         FRP's phosphate rock sales volumes rose 14 percent during 1994, reflecting increased demand and the advent of a supply contract in October 1994 adding annual sales of approximately 0.8 million tons net to FRP through 2004.

         Main Pass sulphur production increased during 1994, reducing unit production costs below 1993 levels. With increased Main Pass production, FRP ceased operating the marginally profitable Caminada mine in January 1994. Average sulphur realizations for 1994 were lower, reflecting the decline in prices which occurred throughout 1993. However, improved phosphate fertilizer operating rates, coupled with reduced imports, resulted in sulphur price increases during the second half of 1994.

   Oil Operation

                                    1994            1993
                                    _____           _____

   Sales (barrels)                2,533,700       3,443,000
   Average realized price            $13.74          $14.43
   Operating income (in millions)      $2.8         $(61.5)

      Main Pass oil production was limited during 1994 because of a redevelopment program which involved drilling two additional wells and recompleting three existing wells. Oil realizations recovered somewhat from the significant decline which occurred in late 1993. The 1993 price decline resulted in a $60 million charge to FRP's earnings for the excess net book value of its oil assets over the estimated future net cash flow to be received.

   CAPITAL RESOURCES AND LIQUIDITY

      Net cash provided by (used in) operating activities was $284.9 million in 1995, $221.4 million in 1994 and $(2.9) million in 1993. Fluctuations in these amounts were caused primarily by the varying level of FRP's earnings. Also benefiting the 1995 and 1994 periods were working capital reductions achieved by IMC-Agrico and the sale of receivables.

      Net cash provided by (used in) investing activities was $(83.8) million in 1995, $15.6 million in 1994 and $2.5 million in 1993. Based on current estimates, capital expenditures for 1996 will approximate $45 million. Investing cash flows for 1995 included the Mallinckrodt acquisition, while 1994 and 1993 benefited from the receipt of proceeds from asset sales.

      Net cash provided by (used in) financing activities totaled $(188.5) million in 1995, $(251.6) million in 1994 and $17.8 million in 1993. Distributions to partners rose in 1995, as higher cash flow from operations resulted in continued distributions to the public unitholders and an increased level of distributions paid to FTX. In early 1994, FRP issued $150 million of 8 3/4% Senior Subordinated Notes, using the proceeds to reduce bank indebtedness, thereby lengthening the maturity and fixing the interest cost on a portion of FRP's debt at a time when long-term interest rates were favorable. FRP believes that its short-term cash requirements will be met from internally generated funds and borrowings under the Credit Facility. See "Relationship Between the Company and the FTX Group - Credit Arrangements."

      Publicly owned FRP units have cumulative preferential rights to receive quarterly distributions of 60 cents per unit through the distribution for the quarter ending December 31, 1996 before any distributions may be made to FTX. On January 19, 1996, FRP declared a distribution of 62.5 cents per publicly held unit ($31.3 million) and 67.35 cents per FTX-owned unit ($35.9 million), payable February 15, 1996, reducing the unpaid distributions to FTX by $2.6 million. The remaining $379.9 million of unpaid distributions to FTX will be recoverable from one-half of the excess of future quarterly FRP distributions over 60 cents per unit for all units. FRP's future distributions will depend primarily on distributions received from IMC-Agrico and cash flow from FRP's sulphur and oil operations.

      FRP received a $64.3 million distribution from IMC-Agrico attributable to the fourth quarter of 1995 that was included in calculating the cash distribution declared by FRP in January 1996. Future distributions made by IMC-Agrico to FRP will depend primarily on IMC-Agrico's cash flow available for distribution, market conditions in the phosphate fertilizer business and FRP's share of cash distributions made by IMC-Agrico from ongoing operations (its Current Interest). In January 1996, FRP and IMC-Agrico agreed that current and future levels of FRP's Current Interest would be increased by 0.85 percent effective as of the date on which IMC consummates a proposed merger with another fertilizer retailer. Before giving effect to this increase, FRP's Current Interest will be
   53.1 percent until June 30, 1996, when it will increase to 53.5 percent for the twelve months ending June 30, 1997 and then decline and be fixed at 40.6 percent thereafter. See "Business of the Company - Agricultural Minerals."

      The results of operations reported and summarized above are not necessarily indicative of future operating results.

                          BUSINESS OF THE COMPANY

      FRP, through its subsidiaries and joint venture operations, is one of the world's leading integrated phosphate fertilizer producers. The Company is a joint venture partner in IMC-Agrico, the world's largest and one of the world's lowest cost producers, marketers and distributors of phosphate fertilizers. Through FRP's Main Pass and Culberson sulphur mines, FRP is also the largest producer of Frasch sulphur in the world. IMC-Agrico's business includes the mining and sale of phosphate rock and the production, distribution and sale of phosphate fertilizers and animal feed ingredients. FRP's business also includes the purchase, transportation, terminalling and sale of sulphur, and the production of oil reserves at Main Pass.

   AGRICULTURAL MINERALS

                  FRP's agricultural minerals operations consists of its interest in the IMC-Agrico joint venture and FRP's sulphur business.

   Fertilizer Business - IMC-Agrico Company

                  In  July 1993, FRP and IMC contributed  to  IMC-Agrico
   their respective phosphate fertilizer businesses, including the mining and sale of phosphate rock and the production, marketing and distribution of phosphate fertilizers. At the time, FRP and IMC were among the largest and lowest cost phosphate fertilizer producers in the world. The formation of IMC-Agrico has reduced production costs by permitting the more efficient use of existing plant capacity as well as eliminating duplicative administrative and marketing functions. FRP expects that in IMC-Agrico's fiscal year ending June 30, 1996, IMC-Agrico will be able to achieve as much as $135 million of savings in aggregate production costs and selling, general and administrative expenses that otherwise would have been incurred if FRP and IMC had continued their independent operations.

                  IMC-Agrico makes quarterly cash distributions to FRP and IMC, based on sharing ratios that vary from year to year until the fiscal year ending June 30, 1998. In January 1996, FRP and IMC agreed that FRP's Current Interest would be increased by 0.85% effective as of the date on which IMC consummates a proposed merger with another fertilizer retailer. In addition, on the July 1st subsequent to the merger date, FRP's Capital Interest will be increased by 0.85%. FRP's Current Interest and its Capital Interest, and as adjusted to give effect to the adjustment outlined above, are as follows:


            Fiscal Year                    Current     Current     Capital     Capital
            Ending June 30                 Interest    Interest    Interest    Interest
            _____________________         ___________ __________   _________ ___________
                                                     As Adjusted             As Adjusted
            1996                          53.10%     53.95%<F1>    43.60%     43.60%
            1997                          53.50%     54.35%       42.20%     43.05%
            1998 and thereafter           40.60%     41.45%       40.60%     41.45%


<F1>     FRP's  Current  Interest  will be increased effective as of the date that the merger is consummated.


                  IMC-Agrico is governed  by a policy committee on which
   FRP and IMC have equal representation. The policy committee establishes policies relating to the strategic direction of IMC-Agrico and assures that its policies are implemented. The policy committee has the sole authority to make certain decisions affecting IMC-Agrico, including making cash distributions, incurring certain indebtedness, approving significant acquisitions and dispositions, and approving budgets, subject to the authority of the chief executive officers of FRP and IMC to resolve disputes.

                  In January 1996, IMC-Agrico's day-to-day management was restructured so that it operates as a stand-alone entity with a president managing its day-to-day operations. An executive officer of FRP was selected as the initial president of IMC-Agrico. The president cannot be removed from office or his successor selected without the approval of the policy committee. The president reports to IMC who will maintain responsibility for the operation of IMC-Agrico, subject to the direction and control of the policy committee.

   Phosphate Rock

                  IMC-Agrico's phosphate mining operations and production plants, located in Polk, Hillsborough, Hardee and Manatee Counties in central Florida, produce phosphate rock principally for the manufacture of phosphate fertilizers. IMC-Agrico sells phosphate rock to foreign distributors, domestic animal feed manufacturers and other phosphate fertilizer producers. IMC-Agrico uses phosphate rock internally in the production of phosphate fertilizers at its plants located in central Florida and in Louisiana. Phosphate rock is generally mixed with sulphuric acid to produce phosphoric acid from which various granulated phosphate products can be produced. IMC-Agrico's annual phosphate rock mining capacity is approximately 27 million tons per year and currently accounts for approximately 50% of domestic phosphate rock mining capacity and 19% of the western world's capacity. IMC-Agrico produced approximately 25 million tons of phosphate rock during the year ended December 31, 1995.

                  As of December 31, 1995, FRP's share of IMC-Agrico's proved and probable phosphate rock reserves were approximately 186.4 million short tons that are mineable from existing operations, plus an additional 183.8 million short tons of phosphate rock deposits. Deposits are ore bodies which require additional economic and mining feasibility studies before they can be classified as reserves. These reserves are either owned by IMC-Agrico or controlled by it through long-term lease or royalty arrangements.

   Phosphate Fertilizers

                  IMC-Agrico manufactures phosphate fertilizers, principally diammonium phosphate ("DAP"), monoammonium phosphate ("MAP") and granular triple superphosphate ("GTSP"), and related products, including sulphuric acid, phosphoric acid, anhydrous ammonia and urea. IMC-Agrico's fertilizer operations consist of six phosphoric acid and fertilizer manufacturing facilities, three in central Florida and three on the Mississippi River in Louisiana.

                  IMC-Agrico's New Wales, Nichols and South Pierce plants are located in Florida. The New Wales complex, located near Mulberry, Florida primarily produces DAP, MAP, GTSP and merchant grade phosphoric acid. The New Wales plant also produces animal feed ingredients (see "Animal Feed Ingredients" below). The Nichols plant, located in Nichols, Florida, produces DAP, sulphuric acid and phosphoric acid. The South Pierce plant, located in Bartow, Florida, produces GTSP, sulphuric acid and phosphoric acid.

                  IMC-Agrico's Faustina, Uncle Sam and Taft plants are located in Louisiana. The Faustina plant, located in Donaldsonville, Louisiana, produces DAP, MAP, anhydrous ammonia, urea, sulphuric acid and phosphoric acid. The Uncle Sam plant, located at Uncle Sam, Louisiana, produces sulphuric acid and phosphoric acid which is then shipped to the nearby Faustina and Taft plants, where it is used to produce DAP and MAP. The Taft plant, located in Taft, Louisiana, produces DAP and MAP. As market conditions dictate, operations at Taft are suspended by IMC-Agrico to avoid building excessive inventories.

                  Phosphate  rock,  sulphur and ammonia  are  the  three
   principal raw materials used in the production of phosphate fertilizers. Phosphate rock is supplied by IMC-Agrico's Florida mines. FRP supplies its share of IMC-Agrico's sulphur requirements through its production from the Main Pass and Culberson mines and IMC supplies IMC-Agrico with its sulphur requirements from its share of Main Pass production and purchases from third parties, including FRP. IMC-Agrico's ammonia needs are fulfilled by internal production from its Faustina plant and third party domestic suppliers under long-term contracts.

                  IMC-Agrico's phosphoric acid capacity is approximately
   4.0 million tons of contained P2O5 (P2O5 is an industry term indicating a product's phosphate content measured chemically in units of phosphorous pentoxide), which represents approximately 32% of U.S. production capacity and 11% of world capacity. IMC-Agrico operated at approximately 97% of P2O5 capacity in 1995 as compared to 93% in 1994.

                  IMC-Agrico's plants have an estimated annual sustainable capacity to produce approximately 8.2 million tons of granulated phosphates (DAP, MAP and GTSP), 10.4 million tons of sulphuric acid, 260,000 tons of urea and 565,000 tons of anhydrous ammonia. During 1995, IMC-Agrico produced approximately 7.6 million tons of granulated phosphates, as compared to 7.1 million tons in 1994.

   Animal Feed Ingredients

                  In October 1995, IMC-Agrico acquired  the  animal feed
   ingredients business of Mallinckrodt Group Inc. for $110 million cash. Prior to the acquisition, this business was IMC-Agrico's largest P2O5 customer, consuming nearly 300,000 tons per year (approximately 7%) of IMC-Agrico's capacity. FRP's portion of the purchase price was $46.2 million and was funded by borrowings under the Credit Facility. See "Relationship Between the Company and the FTX Group - Credit Arrangements."

                  For several years prior to the acquisition, IMC-Agrico managed Mallinckrodt's animal feed plant operations on a contractual basis with the principal manufacturing facilities acquired located within IMC-Agrico's New Wales complex. This newly acquired business is one of the world's largest producers of phosphate-based animal feed ingredients and enhances IMC-Agrico's flexibility in maximizing returns from its core phosphate production.

   Marketing

                  IMC-Agrico sells its fertilizer products in the domestic and export markets under spot market and long-term contract terms. IMC-Agrico markets its products domestically throughout the eastern two-thirds of the United States. In 1995, approximately 40% of IMC-Agrico's phosphate fertilizer shipments were sold in the domestic market. Approximately 60% of IMC-Agrico's phosphate rock production was used in 1995 to produce phosphate fertilizers at its plants in Florida and Louisiana, with a majority of the remaining amount sold in the domestic market.

                  Virtually all of FRP's export sales of phosphate fertilizers are marketed through the Phosphate Chemical Export
   Association ("Phoschem"), a Webb-Pomerene Act association. Since January 1995, IMC has been responsible for marketing DAP, MAP and GTSP for PhosChem's members. This marketing arrangement allows IMC-Agrico to interface directly with its major international customers and enhances its ability to pursue growth and marketing opportunities on a global basis.

                  Although phosphate fertilizer sales are fairly constant from month to month, seasonal increases occur in the domestic market prior to the fall and spring planting of crops. Generally, domestic sales taper off after the spring planting season. However, this decline in domestic sales generally coincides with a time when major international buyers such as China, India and Pakistan purchase product for mid-year delivery.

                  In conducting business abroad, IMC-Agrico is subject to the customary risks encountered in foreign operations, including changes in currency and exchange controls, the availability of foreign exchange, laws, policies and actions affecting foreign trade and government subsidies, tariffs and quotas.

                  All of the Company's major products are commodities, and the markets and prices for such products have been volatile historically and may continue to be volatile in the future. The Company's operating margins and cash flow are subject to substantial fluctuations in response to changes in supply and demand for its products, conditions in the domestic and foreign agriculture industry, market uncertainties and a variety of additional factors beyond the Company's control.

   SULPHUR BUSINESS

                  FRP's sulphur operations include the mining, purchase, transportation, terminalling and sale of sulphur. In January 1995, FRP acquired essentially all of the domestic assets of Pennzoil Sulphur Co. ("Pennzoil"), including the Culberson mine in Texas, sulphur terminals and loading facilities in Galveston, Texas and Tampa, Florida, land and marine transportation equipment and related commercial contracts and obligations. As a result, FRP now produces sulphur from its Main Pass and Culberson mines for sale to IMC-Agrico and to third parties.

   Production

                  The Main Pass and Culberson mines utilize the Frasch mining process, which involves drilling wells and injecting superheated water into the underground sulphur deposit to melt the solid sulphur, which is then brought to the surface in liquid form. FRP and its predecessors have been using the Frasch process for over 80 years. FRP has also developed technology that allows it to use sea water in the Frasch process. FRP is not aware of any competitor that has developed a Frasch sulphur mine using superheated sea water.

                  The Main Pass deposit was discovered by FRP in 1988. The mine currently has the highest production rate of any sulphur mine in the world and contains the largest known existing Frasch sulphur reserve in North America. The Main Pass offshore complex, more than a mile in length, is one of the largest structures of its type in the world and the largest in the Gulf of Mexico. The Main Pass mine reached full design capacity of 5,500 long tons per day in December 1993 and has since operated at or above design capacity. During the year ended December 31, 1995, production averaged approximately 6,000 long tons per day. The mine is owned 58.3% by FRP, 25% by IMC and 16.7% by Homestake Sulphur Company. At December 31, 1995, the Main Pass deposit was estimated to contain proved and probable sulphur reserves totaling 68.1 million long tons (39.7 million long tons net to FRP).

                  FRP began operating the Culberson mine in January 1995 after acquiring the mine from Pennzoil. For the year ended December 31, 1995, production at the Culberson mine averaged approximately 2,500 long tons per day. FRP is implementing strategies to strengthen operating efficiencies at the Culberson mine to further reduce costs. As of December 31, 1995, the Culberson mine was estimated to contain proved and probable sulphur reserves totaling
   15.5 million long tons.

                  FRP also supplements its sulphur production by purchasing sulphur from third parties who recover sulphur in the production of oil and natural gas and the refining of petroleum products.

   Marketing

                  Sulphur produced at the Main Pass mine is transported by barge in liquid form to its storage, handling and shipping facilities located at Port Sulphur, Louisiana. Sulphur production from the Culberson mine is transported in liquid form by unit train to Galveston where storing, handling and shipping facilities are located. At both Port Sulphur and Galveston, sulphur purchased from others or transported for others may also be received. Sulphur is transported from Port Sulphur by barge to IMC-Agrico's and other customers' plants in Louisiana on the Mississippi River. Molten sulphur is also transported from Galveston and Port Sulphur by tanker to FRP's terminals at Tampa. Similar facilities at Pensacola, Florida are used for storage, handling and shipping of sulphur purchased from others or transported for others. FRP processes and transports for a fee both IMC's and Homestake's share of Main Pass sulphur and serves as marketing agent for Homestake.

                  FRP's production of sulphur accounted for an estimated 30% of domestic and 8% of world elemental sulphur production in 1995. FRP's sulphur is used primarily to manufacture sulphuric acid, which is used primarily to produce phosphoric acid, one of the basic materials used to produce phosphate fertilizers. During the year ended December 31, 1995, sales to domestic phosphate fertilizer producers, including IMC-Agrico, accounted for approximately 65% of FRP's total sulphur sales. A small number of companies account for a large portion of total United States sulphur consumption.

   OIL

                  Oil  reserves  are  associated with the  same  caprock
   reservoir as the sulphur reserves at Main Pass. Oil production commenced in the fourth quarter of 1991 and averaged approximately 12,400 barrels per day (6,000 barrels per day net to FRP) during the year ended December 31, 1995. As of December 31, 1995, FRP estimated that the remaining proved recoverable oil reserves at Main Pass were approximately 15.9 million barrels (6.6 million barrels net to FRP). FRP currently does not intend to pursue oil operations that are not related to Main Pass.

   GENERAL

   Competition

                  The sulphur, fertilizer and phosphate rock mining industries are highly competitive. All of the Company's products are commodities and the markets for such products can be volatile. Because competition is based largely on price, maintaining low production costs is critical to competitiveness. In this global business, IMC-Agrico faces stiff competition from overseas producers, most of which are state supported, especially those in North Africa and the former Soviet Union. Additionally, foreign competitors are frequently motivated by non-market factors such as the need for hard currency. In the United States, IMC-Agrico competes against a number of major phosphate fertilizer producers, including large cooperatives. FRP competes in the sulphur business with a number of marketers of recovered sulphur and with Canadian and Mexican imports.

   Operating Hazards

                  The production of sulphur and phosphate fertilizer involves the handling of hazardous or toxic substances, some of which may have the potential, if released into the environment in sufficient quantities, to expose FRP and IMC-Agrico to significant liability. See "Business of the Company - Environmental Matters."

                  FRP's offshore sulphur mining and oil production operations, and its marine transportation operations, are subject to marine perils, including hurricanes and other adverse weather conditions. FRP's mining operations are also subject to the usual risks encountered in the mining industry, including unexpected geological conditions resulting in cave-ins, flooding and rock-bursts and unexpected changes in rock stability conditions. FRP's oil activities are subject to all of the risks normally incident to the development and production of oil, including blowouts, cratering and fires, each of which could result in injury to personnel and/or damage to property and the environment.

                  The Company has in place programs to minimize the risks associated with its businesses. In addition, it has the benefit of certain liability, property damage, business interruption and other insurance coverage in types and amounts that it considers reasonable and believes to be customary in the Company's business. This insurance provides protection against loss from some, but not all, potential liabilities normally incident to the ordinary conduct of the Company's business, including coverage for certain types of damages associated with environmental and other liabilities that arise from sudden, unexpected and unforeseen events, with such coverage limits as management deems prudent. Through FTX, the Company also maintains a property insurance program that covers some, but not all of the risks of physical damage to tangible property of the Company as well as the corresponding cost of business interruption.

   Environmental Matters

                  FTX   and   FRP   have  a  history  of  commitment  to
   environmental responsibility. Since the 1940s, long before the general public recognized the importance of maintaining environmental quality, FTX has conducted preoperational, bioassay, marine ecological and other environmental surveys to ensure the environmental compatibility of its operations. FTX's Environmental Policy commits its operations to compliance with applicable laws and regulations. FTX has implemented corporate-wide environmental programs that include the activities of FRP and continues to study methods to reduce discharges and emissions.

                  FRP's operations are subject  to  federal,  state  and
   local laws and regulations relating to the protection of the environment. Exploration, mining, development and production of natural resources, and the chemical processing operations of IMC-Agrico, like similar operations of other companies, may affect the environment. Moreover, such operations involve the extraction, handling, production, processing, treatment, storage, transportation and disposal of materials and waste products that, under certain conditions, may be toxic or hazardous and are regulated under environmental laws. Although significant capital expenditures and operating costs have been and will continue to be incurred based on these requirements, FRP does not believe these expenditures and costs have had a material adverse effect on its business. Continued government and public emphasis on environmental issues can be expected to result in increased capital expenditures and operating costs in the future. However, the impact of future laws and regulations or of future changes to existing laws and regulations cannot be predicted or quantified.

                  Federal legislation (sometimes referred to as "Superfund") imposes liability, without regard to fault, for cleanup of certain waste sites, even though such waste management activities may have been performed in compliance with regulations applicable at the time. Under the Superfund legislation, one party may be required to bear more than its proportional share of cleanup costs at a site where it has responsibility pursuant to the legislation, if payments cannot be obtained from other responsible parties. Other legislation mandates cleanup of certain wastes at operating sites. States also have regulatory programs that can mandate waste cleanup. Liability under these laws can be significant and involves inherent uncertainties.

                  The Company has received notices from governmental agencies that it is one of many potentially responsible parties at certain sites under relevant federal and state environmental laws. Some of these sites involve significant cleanup costs; however, at each of these sites other large companies with equal or larger proportionate shares are among the potentially responsible parties. The ultimate settlement for such sites usually occurs several years subsequent to the receipt of notices identifying potentially responsible parties because of the many complex technical and financial issues associated with site cleanup. FRP believes that the aggregate costs involved with these potential liabilities at sites for which notification has been received will not exceed amounts accrued and expects that any resulting costs would be incurred over a period of years.

   Legal Proceedings

                  FRP is involved from time to time in various legal proceedings of a character normally incident to its businesses. FRP believes that its potential liability in any such pending or threatened proceedings will not have a material adverse effect on the financial condition or results of operations of FRP. FRP, through FTX, maintains liability insurance to cover some, but not all, potential liabilities normally incident to the ordinary course of its businesses with such coverage limits as management deems prudent.

            RELATIONSHIP  BETWEEN THE COMPANY AND THE  FTX GROUP

   MANAGEMENT AND OWNERSHIP

                  FTX and FMRP serve as the managing general partners of the Company and the directors and officers of FTX, together with FRP's officers, perform all FRP management functions and carry out the activities of FRP. The officers of FRP continue to be employees and officers of FTX and its other subsidiaries, but subject to certain exceptions, are employed principally for the operation of FRP's business. As of December 31, 1995, FTX and FMRP held partnership interests that represented an approximate 51.5% interest in the Company. As a result of being the administrative managing general partner and this ownership, FTX has the ability to control all matters relating to the management of the Company, including any determination with respect to the acquisition or disposition of Company assets, future issuance of additional debt or other securities of the Company and any distributions payable in respect of the Company's partnership interests. In addition to such other obligations as it may assume, FTX has the general duty to act in good faith and to exercise its rights of control in a manner that is fair and reasonable to the holders of partnership interests.

                  Under the terms of the Credit Facility, the failure by
   FTX to maintain control of FRP, or the direct or indirect ownership of at least 50.1% of the partnership interests in FRP, would allow acceleration of the indebtedness thereunder. See "- Credit Arrangements."

                  Publicly owned FRP units have cumulative preferential rights to receive minimum quarterly distributions of 60 cents per unit through the distribution to be made with respect to the quarter ending December 31, 1996 before any distributions may be made to FTX. On January 15, 1996, FRP declared a distribution of 62.5 cents per publicly held unit ($31.3 million) and 67.35 cents per FTX owned unit ($35.9 million) payable February 15, 1996, which will reduce the total unpaid distribution due FTX by $2.6 million to $379.9 million. FTX may recover this unpaid distribution on a quarterly basis from one half of the excess of future quarterly distributions over 60 cents per unit for all units.

   CREDIT ARRANGEMENTS

                  On June 30, 1995, FTX and FRP entered into the Credit Facility, which is structured as a five-year revolving line of credit maturing on June 30, 2000. The Credit Facility currently provides for $400 million of credit. Following the sale of the Senior Notes, the committed amount under the Credit Facility will be reduced to $300 million, all of which will be available to FRP and $75 million of which will be available to FTX. As of December 31, 1995, $187 million was outstanding and $213 million was available under the Credit Facility.

                  Under the Credit Facility, FTX is required to maintain at least a 50.1% ownership interest in FRP and control of FRP. FRP is not permitted to enter into any agreement restricting its ability to make distributions and is restricted in its ability to create liens and security interests on its assets. To secure the Credit Facility, FTX has pledged its FRP units representing a minimum 50.1% ownership in FRP and FRP has granted a security interest in its interest in IMC-Agrico and the Main Pass oil reserves. The Credit Facility places restrictions on, among other things, additional borrowings and requires FRP to maintain minimum working capital levels, specified cash flow to interest coverage ratios and maximum debt-to-capitalization ratios.

                  FRP has minimized amounts outstanding under the Credit Facility by borrowing excess funds from FTX. As of December 31, 1995, $24.7 million was outstanding under this arrangement. Interest is charged based on interest rates under the Credit Facility.

                  In February 1994, IMC-Agrico entered into a $75 million revolving credit facility with a group of banks (the "IMC-Agrico Facility"). The IMC-Agrico Facility, which has a letter of credit subfacility for up to $25 million, provides for a three-year maturity with IMC-Agrico having the right to request one-year extensions of the revolving period. As of December 31, 1995, there were no borrowings outstanding under the IMC-Agrico Facility. Borrowings under the IMC-Agrico Facility are unsecured, with a negative pledge on substantially all of IMC-Agrico's assets. The IMC-Agrico Facility has minimum net partners' capital and fixed charge coverage requirements and a current ratio test, and places limitations on the incurrence of additional debt. It also prohibits changes, without bank approval, to the IMC-Agrico partnership agreement relating to distributions.

   CONFLICTS OF INTEREST

                  The nature of the respective businesses of the Company and FTX and its affiliates may give rise to conflicts of interest between the Company and FTX. Conflicts could arise, for example, with respect to transactions involving potential acquisitions of businesses or mineral properties, the issuance of additional partnership interests, the determination of distributions to be made by the Company, the allocation of general and administrative expenses between FTX and the Company and other business dealings between the Company and FTX and its affiliates. Except in cases where a different standard may have been provided for, FTX has a general duty to act in good faith and to exercise rights of control in a manner that is fair and reasonable to the holders of FRP's partnership interests. In resolving conflicts of interest, FRP's partnership agreement permits FTX to consider the relative interest of each party to a potential conflict situation which, under certain circumstances, could include the interest of FTX and its affiliates. The extent to which this provision is enforceable under Delaware law is not clear.

   ADMINISTRATIVE SERVICES AGREEMENT

                  Pursuant to the terms of an Administrative Services Agreement (the "Services Agreement"), an affiliate of FTX furnishes general executive, administrative, financial, accounting, legal, environmental, insurance, personnel, engineering, tax, research and development, sales and certain other services to FTX in order to enable it to perform its duties as administrative managing general partner of the Company. The nature and timing of the services provided under the Services Agreement are similar to those historically provided directly by FTX to the Company. FRP reimburses FTX, at FTX's cost, including allocated overhead, for such services on a monthly basis, including amounts paid by FTX under the Services Agreement and allocated to FRP. Such costs are allocated among FRP, FTX and FTX's other affiliates based on direct utilization whenever possible and an allocation formula based on a combination of the operating income, property, plant and equipment and capital expenditures of FRP, FTX and FTX's other affiliates.

                         DESCRIPTION OF THE SENIOR NOTES

                  The Senior Notes offered hereby are a series of "Debt Securities" as defined and described in the accompanying Prospectus dated December 6, 1990 (the "Prospectus"), and the following description of the terms of the Senior Notes supplements the description of the general terms and provisions of the Securities set forth in the Prospectus.

                  The  Senior  Notes are to be issued under  the  Senior
   Indenture dated as of February , 1996, as supplemented by a Supplemental Indenture dated as of February , 1996 (as supplemented, the "Senior Indenture") between the Company and Chemical Bank, as Trustee (the "Trustee"). A copy of the form of Senior Indenture is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement is a part. The following summaries of certain provisions of the Senior Notes and the Senior Indenture should be read in conjunction with the statements under "Description of Debt Securities" in the Prospectus. Such information does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Senior Notes and the Senior Indenture, including the definitions therein of certain terms that are not otherwise defined in the Prospectus or this Prospectus Supplement. Wherever particular provisions or defined terms of the Senior Indenture are referred to, such provisions or defined terms are incorporated herein by reference. Unless otherwise indicated, references herein are to sections in the Senior Indenture.

                  The  Senior  Notes  will  be  limited  to $150,000,000
   aggregate  principal amount, and will mature on        ,  2008.   The
   Senior Notes will bear interest from               , 1996, payable in
   arrears  on             and               of  each  year,  commencing
   , 1996, at  the  rate  of       %  per annum, to the persons in whose
   names the Senior Notes are registered at the close of business on the last day of the month preceding the month in which such interest payment occurs. Interest will be computed on the basis of a 360-day year of twelve 30-day months. All payments of interest and principal will be in United States dollars.

                  The Senior Notes will be senior unsecured obligations of the Company and will rank prior to all subordinated indebtedness of the Company and pari passu with all other unsecured indebtedness of the Company. For further information on the Company's debt, see "Capitalization." At December 31, 1995 and after giving pro forma effect to the use of the net proceeds described under "Use of Proceeds," the Company had approximately $236.2 million of senior indebtedness ($52 million of which was secured) and $150 million of subordinated indebtedness. The Senior Notes will be effectively subordinated to all of FRP's secured indebtedness and to the indebtedness and other liabilities of IMC-Agrico and any other subsidiaries of the Company. The Senior Indenture does not contain any covenants or other provisions applicable to the Senior Notes that limit the amount of indebtedness that may be issued or incurred by the Company or any of its subsidiaries, restrict the Company's ability to make distributions to its partners or contain provisions that would afford holders of the Senior Notes protection in the event of a change in control, highly leveraged transaction, recapitalization or similar transaction involving the Company, any of which could adversely affect the holders of the Senior Notes.

                  The Senior Notes will be obligations solely of the Company and neither the limited nor the general partners of the Company will have any obligation under, or be liable in respect of, the Senior Notes.

   OPTIONAL REDEMPTION

                  The Senior Notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus basis points, plus in each case accrued interest to the date of redemption.

                  "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

                  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Senior Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Senior Notes. "Independent Investment Banker" means Lehman Brothers Inc. or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee.

                  "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

                  "Reference Treasury Dealer" means each Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Brothers Inc; provided however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

                  Holders of Senior Notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

   GLOBAL SECURITIES

                  The Senior Notes will be issued in the form of one or more Registered Global Securities that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary"). Unless and until it is exchanged in whole or in part for Securities in definitive form, a Registered Global Security may not be transferred except as a whole to a nominee of the Depositary for such Registered Global Security, or by a nominee of the Depositary to the Depositary or another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

   BOOK-ENTRY SYSTEM

                  Initially, the Senior Notes will be registered in the name of Cede & Co., the nominee of the Depositary. Accordingly, beneficial interests in the Senior Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants.

                  The Depositary has advised the Company and the Underwriters as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
   Section 17A of the United States Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Direct Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in such Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the United States Securities and Exchange Commission.

                  The Depositary advises that its established procedures provide that (i) upon issuance of the Senior Notes of the Company, the Depositary will credit the accounts of Participants designated by the Underwriters with the principal amounts of the Senior Notes purchased by the Underwriters and (ii) ownership of interests in the Registered Global Securities will be shown on, and the transfer of the ownership will be effected only through, records maintained by the Depositary, the Direct Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interest in the Registered Global Securities is limited to such extent.

                  So long as a nominee of the Depositary is the registered owner of the Registered Global Securities, such nominee for all purposes will be considered the sole owner or holder of such Registered Global Securities under the Indenture. Except as provided below, owners of beneficial interests in the Registered Global Securities will not be entitled to have Senior Notes registered in their names, will not receive or be entitled to receive physical delivery of Senior Notes in definitive form and will not be considered the owners or holders thereof under the Indenture.

                  Neither the Company, the Trustee, any paying agent nor the registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Registered Global Securities, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

                  Principal and interest payments on the Senior Notes registered in the name of the Depositary's nominee will be made in immediately available funds to the Depositary's nominee as the registered owner of the Registered Global Securities. Under the terms of the Senior Notes, the Company and the Trustee will treat the persons in whose names the Senior Notes are registered as the owners of such Senior Notes for the purpose of receiving payment of principal and interest on such Senior Notes and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the Senior Notes to owners of beneficial interest in the Registered Global Securities. The Depositary has advised the Company and the Trustee that its current practice is, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date in accordance with their respective holdings of beneficial interests in the Registered Global Securities as shown on the Depositary's records, unless the Depositary has reason to believe that it will not receive payment on the payment date. Payments by Direct and Indirect Participants to owners of beneficial interests in the Registered Global Securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Direct and Indirect Participants and not of the Depositary, the Trustee, or the Company, subject to any statutory requirements that may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Company or the Trustee, and disbursement of such payments to the owners of beneficial interests in the Registered Global Securities shall be the responsibility of the Depositary and Direct and Indirect Participants.

                  Senior Notes represented by a Registered Global Security will be exchangeable for Senior Notes in definitive form of like tenor as such Registered Global Security in denominations of $1,000 and in any greater amount that is an integral multiple if the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Registered Global Security or if at any time the Depositary ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by the Company within 90 days or the Company in its discretion at any time determines not to require all of the Senior Notes to be represented by a Registered Global Security and notifies the Trustee thereof. Any Senior Notes that are exchangeable pursuant to the preceding sentence are exchangeable for Senior Notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, a Registered Global Security is not exchangeable, except for a Registered Global Security or Registered Global Securities of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

   COVENANTS

   Limitation on Liens

                  The  Senior  Indenture  provides that the Company will
   not, and will not permit any Restricted Subsidiary to, issue, create, assume or incur any Lien upon any of its or their property or assets or upon any shares of stock, indebtedness or other obligations of any Restricted Subsidiary which secures any indebtedness for money borrowed without in each such case effectively providing concurrently that the Senior Notes (together with, if the Company shall so determine, any other indebtedness of or guarantee by the Company or such Restricted Subsidiary ranking equally with the Senior Notes) shall be secured equally and ratably with or prior to such secured debt so long as such other indebtedness shall be so secured. The foregoing restriction, however, will not apply to: (a) (i) Liens on any property or other assets owned on the date hereof by the Company or any of its Restricted Subsidiaries, (ii) Liens on the proceeds and products of any such property or assets, any property or assets acquired with the proceeds of or in exchange for any such property or assets or the accounts receivable generated from any such property or assets and (iii) Liens on any other assets that are granted pursuant to any agreements existing on the date hereof, in each case to secure Debt in an aggregate amount not exceeding the amount outstanding or committed under the Credit Facility and the IMC-Agrico Facility immediately prior to the sale of the Senior Notes; (b) Liens on property, shares of stock or indebtedness or other assets existing at the time of acquisition thereof, including acquisition through merger, consolidation or the purchase of assets; (c) Liens on real or personal property or assets of the Company or a Restricted Subsidiary to secure Debt incurred for the purpose of (i) financing all or any part of the purchase price of such property or assets incurred prior to, at the time of, or within 180 days after, the acquisition of such property or assets or (ii) financing all or any part of the cost of construction, improvement, development or expansion of any such property or assets; (d) Liens to secure Debt of a Restricted Subsidiary owing to the Company and/or another Restricted Subsidiary or of the Company owing to a Restricted Subsidiary; (e) Liens to secure Debt incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue or development bond financing, which Liens extend solely to the property which is the subject thereof; (f) Liens to secure Debt issued or guaranteed by the United States or any state or any department, agency or instrumentality of the United States, incurred in connection with the financing of the construction, refurbishment or operation of any marine vessels or other property or assets of the Company or any of its Restricted Subsidiaries, which Liens extend solely to the property which is the subject thereof; (g) Liens upon property or assets of any Restricted Subsidiary not incorporated in the United States that is acquired after the date hereof (other than property or assets acquired from the Company or a Restricted Subsidiary) to secure Debt of that foreign Restricted Subsidiary; (h) Liens arising from or in connection with a conveyance by the Company or any Restricted Subsidiary of any production payment or similar obligation or instrument with respect to any oil, gas, natural gas, carbon dioxide, sulphur, coal or other mineral or natural resource that is not in production as of the date hereof; (i) Liens arising by reason of deposits necessary to obtain standby letters of credit in the ordinary course of business; (j) Liens in favor of customs and revenue authorities or incurred upon any property or assets in accordance with customary banking practice to secure any Debt incurred by the Company or any Restricted Subsidiary in connection with the exporting of goods to, or between, or the marketing of goods, or the importing of goods from, foreign countries, which Liens extend only to the property or asset being so exported or imported;
   (k) Liens upon property or assets sold by the Company or any Restricted Subsidiary resulting from the exercise of any rights or arising out of defaults on receivables to secure Debt relating to the sale of such property or assets; and (l) Liens to secure Debt incurred to extend, refinance, renew, replace or refund (or successive extensions, refinancings, renewals, replacements or modifications) of any Debt secured by any Lien referred to in the foregoing clauses (b) through (k) so long as such Lien does not extend to any other property and the amount of such Debt so secured is not increased above the amount outstanding immediately prior to such refinancing.

                  Notwithstanding the foregoing, the Company or any Restricted Subsidiary may create or assume Liens in addition to those permitted by the preceding sentence of this paragraph and renew, extend or replace such Liens, provided that at the time of such creation, assumption or replacement, and after giving effect thereto, the Debt so secured by any such Lien plus any Attributable Debt does not exceed 10% of Consolidated Net Tangible Assets as shown on the balance sheet of the Company as of the end of the most recent fiscal quarter prior to the incurrence of the Debt for which a balance sheet is available.

   Limitation on Sale/Leaseback Transactions

                  The Senior Indenture provides that the Company will not, and will not cause or permit any Restricted Subsidiary to, enter into any arrangement with any person (other than with the Company or a Restricted Subsidiary) providing for the leasing to the Company or a Restricted Subsidiary for a period of more than three years of any property or assets which has been, or is to be, sold or transferred by the Company or such Restricted Subsidiary (in the case of IMC-Agrico having a sales price of $25 million or more) to such person or to any person (other than the Company or a Restricted Subsidiary) and funds have been or are to be advanced by such person on the security of the leased property unless (a) the Company or such Restricted Subsidiary would be entitled to incur Debt in a principal amount equal to or exceeding the value of such sale and lease-back transaction, secured by a Lien on the property to be leased, without equally and ratably securing the outstanding Senior Notes; (b) since the date hereof and within a period commencing six months prior to the effective date of such sale and lease-back transaction and ending six months thereafter, the Company or any Restricted Subsidiary has expended or will expend for any property (including amounts expended for the acquisition, and for additions, alterations, improvements and repairs thereto) an amount equal to all or a portion of the net proceeds received from such transaction and the Company elects to designate such amount as a credit against the application of these restrictions to such transaction (with any such amount not being so designated to be applied as set forth in (c) below); or (c) the Company, during or immediately after the expiration of the 12 months after the effective date of any such sale and lease-back transaction, applies to the voluntary defeasance or retirement of the Senior Notes and its other Senior Indebtedness an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in such transaction or the Attributable Debt as determined by FTX in a officer's certificate delivered to the Trustee at the time of entering into such transaction (in either case adjusted to reflect the remaining term of the lease and any amount utilized by the Company as set forth in (b) above), less an amount equal to the sum of the principal amount of the Senior Notes delivered within 12 months after the date of such arrangement to the Trustee for retirement and cancellation and excluding retirements of Senior Notes and other Senior Indebtedness as a result of conversions or pursuant to mandatory sinking fund or mandatory prepayment provisions or by payment at maturity.

   Limitation on Merger, Consolidation or Sale of Assets

                  The Senior Indenture provides that the Company may, without the consent of the holders of the Senior Notes, consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity provided that: (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is organized under the laws of any domestic jurisdiction (the "Successor Company") and assumes the Company's obligations to pay principal of (and premium or Make Whole Amount, if any) and interest on all of the Senior Notes and the due and punctual performance and observance of all of the covenants and conditions contained in the Senior Indenture; (b) immediately after given effect to such transaction and treating any indebtedness that becomes an obligation of the Company or any subsidiary as a result thereof as having been incurred by the Company or such subsidiary at the time of such transaction, no Event of Default under the Senior Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; (c) if, as a result of any such transaction, property or assets of the Company or a Restricted Subsidiary would become subject to a Lien prohibited by the provisions described under "Limitation on Liens," above, the Company or the Successor Company shall have secured the Senior Notes as required by said covenant; and (d) an officers' certificate and legal opinion covering such conditions shall be delivered to the Trustee.

                  If the Successor Company is not a partnership, the Senior Indenture will be amended so that terms such as "partners" and "distributions to partners" are revised to refer to "Stockholders" and "dividends or other distributions to stockholders" or similar terms that are appropriate to the type of entity which constitutes the Successor Company.

   Provision of Financial Information

                  The Company will provide to the Trustee a copy of all financial reports it files with the Securities and Exchange Commission. If, during any reporting period, the Company is not required to file such reports with the Securities and Exchange
   Commission, the Company will provide to the Trustee the same financial reports concerning the Company as if the Company were so required.

   Events of Default

                  The  following  events   are  defined  as  "Events  of
   Default":

                        (i) default in payment of any of the principal, premium, if any, or interest with respect to any Senior Note, when such becomes due and payable, and, in the case of interest, continuance of such default for 30 days;

                        (ii) failure by the Company to comply with any of its other agreements in the Senior Notes or the Senior Indenture, upon the receipt by the Company of notice of such default from the Trustee or from holders of not less than 25% in aggregate principal amount of the Senior Notes then outstanding and the Company's failure to cure such default within 60 days after receipt by the Company of such notice;

                        (iii) failure to pay at maturity (or upon any redemption), after any grace period, or a default resulting in the acceleration of the maturity of any other Debt for money borrowed (other than non-recourse Debt) of the Company in an aggregate principal amount equal to or exceeding $25 million and such Debt has not been paid or such acceleration has not been rescinded or annulled within 30 days;

                        (iv) the rendering of a final judgment or judgments against the Company or any Subsidiary in an aggregate amount equal to or in excess of $25 million, and any such judgments are not vacated, discharged or stayed or bonded pending appeal within 60 days after the judgment becomes final and nonappealable; and

                        (v) certain events of bankruptcy, insolvency or reorganization affecting the Company or any Subsidiary.

                  If an Event of Default other than an Event of Default described in clause (v) above shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Senior Notes may accelerate the maturity of all of the Senior Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding Senior Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Senior Indenture. If an Event of Default specified in clause (v) above occurs, the outstanding Senior Notes will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

   DEFEASANCE

                  The Senior Indenture will provide that (A) if applicable, the Company will be discharged from any and all obligations in respect of the outstanding Senior Notes or (B) if applicable, the Company may omit to comply with certain restrictive covenants under the Senior Indenture, and certain events will cease to be Events of Default under the Senior Indenture ("Defeasible Events"), in either case (A) or (B) upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government obligations that will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding Senior Notes (x) at maturity or (y) at the earliest date at which the Company may optionally redeem such Senior Notes if the Company has made adequate arrangements with the Trustee to redeem such Senior Notes at such time. With respect to Clause (B), the obligations under the Senior Indenture other than with respect to certain covenants, and certain Events of Default shall remain in full force and effect. Such trust may only be established if, among other things:

                        (i) with respect to Clause (A), the Company has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, that in the opinion of counsel provides that holders of the Senior Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as should have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to Clause (B), the Company has delivered to the Trustee an opinion of counsel to the effect that the holders of the Senior Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

                        (ii) no Event of Default (other than an Event of Default relating to a Defeasible Event) or event that with the passing of time or the giving of notice, or both, shall constitute such an Event of Default shall have occurred or be continuing;

                        (iii) the Company has delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and

                        (iv)  certain    other    customary   conditions
         precedent are satisfied.

   CERTAIN DEFINITIONS

                  "Attributable Debt" when used in connection with a sale and lease-back transaction means, at the time of determination, the lesser of: (a) the fair value of such property (as determined in good faith by FTX); or (b) the then present value of the total net amount of rent required to be paid under the lease in respect of such sale and lease-back transaction during the remaining term thereof (including any renewal term or period for which such lease has been extended) or until the earlier date on which the lessee may terminate such lease upon payment of a penalty or a lump-sum termination payment (in which case the total net rent shall include such penalty or termination payment), computed by discounting from the respective due dates to such dates such total net amount of rent at the actual interest factor included in such rent or implicit in the terms of the applicable sale and lease-back transaction, as determined in good faith by the Company. For purposes of the foregoing definition, rent shall not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon maintenance and repair, insurance, taxes, assessments, water rates and similar charges.

                  "Consolidated Net Tangible Assets" means at any date the consolidated assets of the Company and its consolidated Subsidiaries, including all investments by the Company or its consolidated Subsidiaries in other persons (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities of the Company and its consolidated Subsidiaries, (ii) current maturities of long-term debt and (iii) current maturities of obligations under capital leases, less all goodwill (or plus if negative goodwill), trade names, trademarks, patents unamortized debt discount and other like intangibles, all as included in the most recent consolidated balance sheet of the Company and its consolidated Subsidiaries.

                  "Debt" means (without duplication), with respect to any person, whether recourse is to all or a portion of the assets of such person, and whether or not contingent, (i) all obligations of such person for money borrowed, including all obligations for the repayment of debt and payments of other amounts, (ii) all obligations of such person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such person to pay the deferred purchase price of property or services, except accounts payable arising in the ordinary course of business, (iv) all capital lease obligations of such person, (v) all Debt of others secured by any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on any asset of such person and (vi) all debt of others guaranteed by such person or for the payment of which such person is directly or indirectly responsible.

                  "Lien"  means, with respect to any property or assets,
   any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing); provided, however, that Lien shall not include a trust established for the purpose of defeasing any Debt, pursuant to the terms evidencing or providing for the issuance of such Debt.

                  "Non-Restricted Subsidiary" means (i) any Subsidiary organized after the date hereof for the purpose of acquiring the stock or assets of another person that is not a Restricted Subsidiary or for start-up ventures or exploration programs or activities and designated as a Non-Restricted Subsidiary by FTX in an officer's certificate to the Trustee as of the time of its organization, (ii) any Subsidiary of any Non-Restricted Subsidiary, and (iii) any surviving corporation (other than the Company or a Restricted Subsidiary) into which any of such corporations referred to in clause
   (i) or (ii) is merged or consolidated subject to the terms of the Senior Indenture.

                  "Restricted  Subsidiary"   means  IMC-Agrico  and  any
   Subsidiary other than a Non-Restricted Subsidiary.

                  "Senior Indebtedness" means Debt of the Company, whether outstanding on the date of issue of any Subordinated Debt Securities or thereafter created, incurred, assumed or guaranteed by the Company, other than the following: (a) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all indebtedness of the Company not expressly subordinated to such Debt; (b) any Debt which by its terms refers explicitly to the Subordinated Debt Securities and states that such Debt shall not be senior, shall be pari passu or shall be subordinated in right of payment to the Subordinated Debt Securities; and (c) with respect to any series of Subordinated Debt Securities, any Debt of the Company evidenced by Subordinated Debt Securities of the same or of another series. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall not include: (x) Debt of or amounts owed by the Company for compensation to employees, or for goods, materials and services purchased in the ordinary course of business, or (y) Debt of the Company to a Subsidiary.

                  "Subordinated  Debt  Securities" means any Debt issued
   by the Company pursuant to that certain Subordinated Indenture dated as of October 26, 1990 between the Company and Chemical Bank, as successor to Manufacturers Hanover Trust Company, as trustee, as amended and supplemented by that certain First Supplemental Indenture dated as of February 15, 1994, and as hereafter amended or supplemented from time to time.

                  "Subsidiary" means (i) IMC-Agrico, (ii) a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by such person or by one or more other Subsidiaries of such person or by such person and one or more Subsidiaries thereof or (iii) any other person (other than a corporation) in which such person, or one or more other Subsidiaries of such person or such person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

   Regarding the Trustee

                  The Senior Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Senior Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Senior Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

                  The Senior Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee does banking business on a regular basis with the Company, is one of the lenders and is the co-agent for the lenders under the Credit Facility and is the Trustee under the Indenture relating to the Company's 8-3/4% Senior Subordinated Notes due 2004. The Trustee is permitted to engage in these and other transactions with the Company or any Affiliate, provided, however, that, if it acquires any conflicting interest (as defined in the Indenture or in the Trust Indenture Act), it must eliminate such conflict or resign.

                                UNDERWRITING


                  The names of the Underwriters of the Senior Notes, and the principal amount thereof which each has severally agreed to purchase from the Company, subject to the terms and conditions of the Underwriting Agreement dated February ___, 1996, are as follows:


                                                           Principal
                                                            Amount of
                                                          Senior  Notes
                                                          _____________

        Lehman Brothers Inc. ............................$
        Merrill Lynch, Pierce, Fenner & Smith
              Incorporated   ............................
        Salomon Brothers Inc ............................
                                                           _____________

                                                          $
                                                           ==============

                  The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations are such that the Underwriters are committed to purchase all of the Senior Notes if any are purchased.

                  The Underwriters propose to offer the Senior Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such prices less a concession not in excess of % of principal amount of the Senior Notes. The Underwriters may allow and such dealers may reallow a concession not in excess of % of principal amount of the Senior Notes to certain other dealers. After the initial offering, the offering price and other selling terms may be changed.

                  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof.

                  Each of the Underwriters and/or certain of its affiliates performs investment banking services for the Company and certain of its affiliates from time to time in the ordinary course of business.


                         VALIDITY OF SECURITIES

                  The validity of the Senior Notes being offered hereby will be passed upon for the Company by Jones, Walker, Waechter, Poitevent, Carrere & Denegre L.L.P., New Orleans, Louisiana and for the Underwriters by Sullivan & Cromwell, New York, New York.

          PROSPECTUS

                                $500,000,000
                    FREEPORT-McMoRan RESOURCE PARTNERS,
                            LIMITED PARTNERSHIP

                              Debt Securities
                    Warrants to Purchase Debt Securities
                            ___________________

         Freeport-McMoRan Resources Partners, Limited Partnership (the "Company") may offer and issue from time to time in one or more series debt securities ("Debt Securities") with an initial offering price not to exceed $500,000,000 (or the equivalent in foreign currency or units based on or relating to currencies, including European Currency Units). The Company may issue and sell debt warrants ("Debt Warrants") to purchase Debt Securities on terms to be determined at the time of sale. The Debt Securities and Debt Warrants are herein collectively referred to as "Securities". The Company will offer Debt Securities to the public on terms determined by market conditions. Debt Securities of a series may be issuable as individual securities in registered form without coupons or in bearer form with or without coupons attached. Debt Warrants may be offered with Debt Securities or separately. Securities may be sold for U.S. dollars, foreign currency or currency units; principal of and any interest on Debt Securities may likewise be payable in U.S. dollars, foreign currency or currency units -- in each case, as the Company specifically designates. The amounts payable by the Company in respect of principal, premium (if any) or interest on, or upon the redemption of, Debt Securities may be calculated by reference to the value, rate or price of one or more specified commodities, currencies or indices as set forth in an accompanying Prospectus Supplement.

         The Securities will be obligations solely of the Company and neither the limited nor the general partners of the Company will have any obligation under, or be liable in respect of, the Securities.

         The accompanying Prospectus Supplement sets forth the ranking as senior or subordinated Debt Securities, the redeemability of Debt Securities (if applicable), the specific designation, aggregate principal amount, purchase price, maturity, interest rate (or manner of calculation thereof), time of payment of interest (if any), listing (if any) on a securities exchange and any other specific terms of Debt Securities, the exercise price and terms of any Debt Warrants, the intention (if any) of the underwriters to make a market in the Securities (whether or not the Securities are listed) and the name of and compensation to each dealer, underwriter, or agent (if any) involved in the sale of the offered Securities. The managing underwriters with respect to each series sold to or through underwriters will be named in the accompanying Prospectus Supplement.

         Freeport-McMoRan Inc. ("FTX"), the Administrative Managing General Partner of the Company, has filed a registration statement (the "FTX Registration Statement") with the Securities and Exchange Commission under which FTX may offer and issue from time to time debt securities in an amount not to exceed $500,000,000 and debt warrants to purchase debt securities. At this time, the Company anticipates that the total of the Debt Securities issued under this Registration Statement and the debt securities issued by FTX under the FTX Registration Statement will have an aggregate initial offering price of not more than $500,000,000.
                               ______________

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
             THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              _______________

         Securities may be offered through dealers, through underwriters, or through agents designated from time to time, as set forth in the accompanying Prospectus Supplement. Net proceeds to the Company will be the purchase price in the case of a dealer, the public offering price less discount in the case of an underwriter or the purchase price less commission in the case of any agent -- in each case, less other expenses attributable to issuance and distribution. See "Plan of Distribution" for possible indemnification arrangements for dealers, underwriters and agents.

   December 6, 1990

         No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter, dealer or agent. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy Securities by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                              ________________

                           AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located at Room 3190, Kluczynski Federal Building, 230 South Dearborn Street, Chicago, Illinois 60604 and Room 1400, 75 Park Place, New York, New York 10007, and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, The Company's Depositary Units (the "Depositary Units") are listed on the New York Stock Exchange (the "NYSE"). Reports and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

         The Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Securities. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                              _______________

                  INCORPORATION OF DOCUMENTS BY REFERENCE

         The Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1989, Forms 8-K of the Company dated March 13, 1990 and July 16, 1990 and Quarterly Reports on Form 10-Q of the Company for the fiscal quarters ended March 31, 1990, June 30, 1990 and September 30, 1990 have been filed with the Commission and are incorporated herein by reference.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

         Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         Copies of the above documents (excluding exhibits) may be obtained upon request without charge from the Company, 1615 Poydras Street, New Orleans, Louisiana 70112 (telephone (504) 582-4000), attention: Michael C. Kilanowski, Jr.

         IN CONNECTION WITH THE OFFERING OF CERTAIN SECURITIES, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF SUCH OFFERED SECURITIES OR OTHER SECURITIES OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET, SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


                                THE COMPANY

         The Company, a Delaware limited partnership, was formed on April 17, 1986 to succeed to substantially all of the sulphur, phosphate fertilizer and geothermal energy business of Freeport-McMoRan Inc. ("FTX") and to the technology used in its uranium recovery business. Currently, the Company's business consists of the mining of phosphate rock and the production and distribution of phosphate fertilizers; the exploration for, and the mining, handling and transportation of, sulphur; and the ownership and licensing of technology covering a proprietary extraction process for the recovery of uranium oxide from phosphoric acid. The Company is in the process of developing the Main Pass Block 299 sulphur and oil reserves which it discovered in 1988 and in which it has a 58.3% interest.

         The August 2, 1990 Iraqi invasion of Kuwait, together with the worldwide response to the invasion, has impacted world oil, sulphur and fertilizer markets. Though the Company cannot accurately predict future consequences, this situation has not materially affected the Company to date.

         The Company's principal executive  office  is  located  at 1615
   Poydras  Street,  New  Orleans,  Louisiana   70112  and its telephone
   number is (504) 582-4000.

                            USE OF PROCEEDS

         Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Securities will be used to fund the development of Main Pass Block 299 sulphur and oil reserves and for the general corporate purposes, including the repayment of existing indebtedness and additions to working capital. The Company anticipates that it will raise additional funds from time to time through equity or debt financings, including borrowings under its revolving credit agreement, to finance its businesses.

                     RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated.

                                                                                      Nine Months
                                           Years Ended December 31,               Ended September 30,
                               _____________________________________________    _______________________
                                  1985     1986      1987     1988     1989          1989      1990
                                  ____     ____      ____     ____     ____          _____     _____
Ratio of earnings to fixed
charges<F1> (unaudited)........  --<F2>   36.7x<F2>   7.9x      7.1x    8.4x           5.3x    18.0x
Ratio of earnings to fixed
charges after pro forma
adjustments to reflect impact
of asset dispositions and
additions<F1><F3> (unaudited).......................................... 40.0x          30.4x    36.3x
______________

<F1>     For  purposes of calculating the ratio  of  earnings  to  fixed charges, earnings consist of income from continuing operations before fixed charges. Fixed charges consist of interest and that portion of rent which is deemed representative of an interest factor.

<F2>     On  June 27, 1986 FTX  transferred  substantially  all  of  its sulphur, phosphate and geothermal properties and certain other related assets and liabilities to the Company. As no long-term debt was transferred to the Company, the predecessor entities did not reflect any interest expenses in their results of operations. The predecessor entities' net income totaled $87.6 million in 1985 and $51.3 million for the 1986 period ended June 26, 1986. The ratio of earnings to fixed charges for 1986 presented above reflects only the period from June 27, 1986 through December 31, 1986.

<F3>     As  further  discussed in the notes to the Company's  financial statements, incorporated by reference herein, the Company sold certain nitrogen fertilizer assets in February 1990 and its producing geothermal energy properties effective March 1, 1990 and a wholly-owned subsidiary of the Company sold its investments in Namhae Chemical Corporation in June 1990. In June 1990 the Company and its joint-venture partners acquired the oil and natural gas reserves associated with its Main Pass Block 299 sulphur discovery. The pro forma ratio of earnings to fixed charges has been computed assuming these transactions occurred on January 1 of the respective periods.

                       DESCRIPTION OF DEBT SECURITIES

         The Debt Securities will constitute either senior or subordinated debt of the Company and will be issued, in the case of Debt Securities that will be senior debt, under a Senior Indenture (the "Senior Debt Indenture") dated as of October 26, 1990 between the Company and The Chase Manhattan Bank (National Association), as Trustee, and, in the case of Debt Securities that will be subordinated debt, under a Subordinated Indenture (the "Subordinated Debt Indenture") dated as of October 26, 1990 between the Company and Manufacturers Hanover Trust Company, as Trustee. The Senior Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures." The Chase Manhattan Bank (National Association) and Manufacturers Hanover Trust Company are hereinafter referred to individually as a "Trustee" and collectively as the "Trustees." The Indentures are filed as exhibits to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indentures and the Debt Securities do not purport to be complete and such summaries are subject to the detailed provisions of the applicable Indenture to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein, and for other information regarding the Debt Securities. Numerical references in parentheses below are to sections in the applicable Indenture. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The Indentures are substantially identical, except for provisions relating to subordination. See "Subordinated Debt." The Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement are referred to herein as the "Offered Debt Securities." The Debt Warrants offered by this Prospectus and the accompanying Prospectus Supplement are referred to herein as the "Offered Debt Warrants." The Offered Debt Securities and the Offered Debt Warrants are collectively referred to herein as the "Offered Securities."

   General

         Neither of the Indentures limits the amount of Debt Securities, debentures, notes or other evidences of indebtedness that may be issued by the Company. The Debt Securities will be unsecured senior or subordinated obligations of the Company.

         The Debt Securities will be obligations solely of the Company and neither FTX nor any other general partner or limited partner of the Company (individually or as a partner of the Company) will have
   any  obligation   under,  or  be  liable  in  respect  of,  the  Debt
   Securities.

         The Indenture provide that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European Currency Units ("ECUs"). The Indentures further provide that amounts payable by the Company in respect of principal, premium (if any) or interest on, or upon the redemption of, Debt Securities may be calculated by reference to the value, rate or price of one or more specified commodities, currencies or indices. Special United States federal income tax considerations applicable to any such Debt Securities will be described in the relevant Prospectus Supplement.

         Reference is made to the Prospectus Supplement for the following terms of and information relating to the Offered Debt Securities (to the extent such terms are applicable to such Debt Securities): (i) classification as senior or subordinated Debt Securities, the specific designation, aggregate principal amount, purchase price and denomination; (ii) the currency or units based on or relating to currencies in which such Debt Securities are denominated and/or in which principal (and premium, if any) and/or any interest will or may be payable; (iii) any date of maturity; (iv) the method by which amounts payable in respect of principal, premium (if any) or interest on, or upon the redemption of, such Debt
   Securities may be calculated, and any commodities, currencies or indices, or value, rate or price, relevant to such calculation, (v) interest rate or rates (or the method by which such rate will be determined), if any; (vi) the dates on which any such interest will be payable; (vii) the place or places where the principal of and interest, if any, on the Offered Debt Securities will be payable;
   (viii) any redemption, repayment or sinking fund provisions; (ix) whether the Offered Debt Securities will be issuable in registered form or bearer form ("Bearer Securities") or both and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of Bearer Securities; (x) any applicable United States federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts on Offered Debt Securities held by a person who is not a U.S. person (as defined in the Prospectus Supplement) in respect of any tax, assessment or government charge withheld or deducted and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such additional amounts; and (xi) and other specific terms of the Offered Debt Securities, including any additional or difference events of default, remedies or covenants provided for with respect to such Debt Securities, and any terms which may be required by or advisable under applicable laws or regulations.

         Debt Securities may be presented for exchange and registered Debt Securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the Debt Securities and the Prospectus Supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the applicable Indenture. Bearer Securities and the coupons, if any ("Coupons"), appertaining thereto will be transferable by delivery.

         Debt securities may bear interest at a fixed rate ("Fixed Rate Security") or a floating rate (a "Floating Rate Security"). Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount. Special United Sates federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par which are treated as having been issued at a discount for United Sates federal income tax purposes will be described in the relevant Prospectus Supplement.

         Debt Securities may be issued from time to time with payment terms which are calculated by reference to the value or price of one or more commodities, currencies or indices. Holders of such Debt Securities may receive a principal amount on any principal payment date or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest otherwise payable on such dates, or a redemption amount on any redemption date that is greater than or less than the principal amount of such Debt Securities, depending upon the value or price on such dates of the applicable currency, commodity or index. Information for determining the amount of principal, premium (if any), interest or redemption amounts payable on any date, the currencies, commodities or indices, commodities or indices to which the amount payable on such date is linked and certain additional tax considerations will be set forth in the relevant Prospectus Supplement.

   Global Securities

         The registered Debt Securities of a series may be issued in the form of one or more fully registered global Securities (a "Registered Global Security") that will be deposited with a depositary (a "Depositary") or with a nominee of a Depositary identified in the Prospectus Supplement relating to such series. In such case, one ore more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged in whole for Debt Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or nominee of such successor.

         The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

         Upon  the  issuance  of  a  Registered  Global  Security,   the
   Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Registered Global Security to the accounts of persons that have accounts with such
   Depositary  ("participants").   The  accounts to be credited shall be
   designated  by  any  underwriters  or  agents  participating  in  the
   distribution  of  such  Debt  Securities.   Ownership  of  beneficial
   interests in a Registered Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of that ownership will be effected
   only   through,  records  maintained  by  the  Depositary  for   such
   Registered Global Security (with respect to interests of participants) or persons that hold through participants (with respect to interests of persons other than participants).

         So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the applicable Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the Debt Securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders under the applicable Indenture.

         Principal, premium, if any, and interest payments on Debt Securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such
   Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest in such Registered Global Security or for maintaining, supervising or
   reviewing  any  records  relating  to   such   beneficial   ownership
   interests.

         The Company expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interest in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street name" and will be the responsibility of such participants.

         If the Depositary for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within ninety days, the company will issue such Debt Securities in definitive form in exchange for such Registered Global Security. In addition, the Company any at any time and in its sold discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive for in exchange for all of the Registered Global Security or Securities representing such Debt Securities.

         The Debt Securities of a series may also be issued in the form of one or more bearer Global Securities (a "Bearer Global Security") that will be deposited with a common depositary for Euro-clear and CEDEL, or with a nominee of such depositary identified in the Prospectus Summary relating to such series. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of Debt
   Securities to be represented by a Bearer Global Security will e described in the relevant Prospectus Supplement.

   Senior Debt

         The Debt Securities and Coupons, if any, appertaining thereto that will constitute part of the senior debt of the Company will be issued under the Senior Debt Indenture and will rank pari passu with all other unsecured and unsubordinated debt of the Company.

   Subordinated Debt

         The Debt Securities and Coupons, if any, appertaining thereto that will constitute part of the subordinated debt of the Company (the "Subordinated Debt Securities") will be issued under the Subordinated Debt Indenture and will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Subordinated Debt Indenture, to all "Senior Indebtedness" of the Company. The Subordinated Debt Indenture defines "Senior Indebtedness" as obligations (other than non-recourse obligations, the Subordinated Debt Securities or any other obligations specifically designated as being subordinate in right of payment to Senior Indebtedness) of, or guaranteed or assumed by, the Company for borrowed money or evidenced by bonds, debentures, notes or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation. (Subordinated Debt Indenture, Section 1.1).

         In the event (a) of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings in respect of the Company or a substantial part of its property or (b) that (i) a default shall have occurred with respect to the payment of principal of (and premium, if any) or any interest on or other monetary amounts due and payable on any Senior Indebtedness or (ii) there shall have occurred an event of default (other than a default in the payment of principal, premium, if any, or interest, or other monetary amounts due and payable) with respect to any Senior Indebtedness, as defined therein or in the instrument under which the same is outstanding, permitting the holder or holders thereof to accelerate the maturity thereof (with notice or lapse of time, or both) and such event of default shall have continued beyond the period of grace, if any, in respect thereof, and such default or event of default shall not have been cured or waived or shall not have ceased to exist, or (c) that the principal of and accrued interest on the Subordinated Debt Securities shall have been declared due and payable upon an Event of Default pursuant to Section 5.1 of the Subordinated Debt Indenture and such declaration shall not have been rescinded and annulled as provided therein, then the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount unpaid thereon, or provision shall be made, in accordance with the relevant Senior Indebtedness, for such payment in money or money's worth, before the holders of any of the Subordinated Debt Securities or Coupons are entitled to receive a payment on account of the principal of (and premium, if any) or any interest on the indebtedness evidences by such Subordinated Debt Securities or of such Coupons. (Subordinated Debt Indenture Section 13.1). If this Prospectus is being delivered in connection with a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of the end of the most recent fiscal quarter.

   Certain Covenants of the Company

         Each Indenture provides that the Company will not merge or consolidate with any corporation, partnership or other entity and will not sell, lease or convey all or substantially all its assets to any entity, unless the Company shall be the surviving entity, or the successor entity that acquires all or substantially all the assets of the Company shall be a corporation or partnership organized under the laws of the United States or a State thereof or the District of Columbia and shall expressly assume all obligations of the Company under the Indenture and the Debt Securities issued thereunder, and immediately after such merger, consolidation, sale, lease or conveyance, the Company or such successor entity shall not be in default in the performance of the covenants and conditions of the Indenture to be performed or observed by the Company. (Section 9.1)

   Events of Default

         An Event of Default is defined under each Indenture with respect to Debt Securities of any series issued under such Indenture as being: (a) default in payment of any principal of the Debt
   Securities  of   such   series,  either  at  maturity  (or  upon  any
   redemption), by declaration or otherwise; provided that, if such default is a result of the voluntary redemption by the holders of such Debt Securities, the amount thereof shall be in excess of $10,000,000 or the equivalent thereof in any other currency or composite currency; (b) default for 30 days in payment of any interest on any Debt Securities of such series; (c) default for 60 days after written notice in the observance or performance of any other covenant or agreement in the Debt Securities of such series or the Indenture other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than such series; (d) certain events of bankruptcy, insolvency or reorganization; (e) failure by the Company to make any payment at maturity, including any applicable grace period, in respect of Indebtedness in an amount in excess of $50,000,000 or the equivalent thereof in any other currency or composite currency and continuance of such failure for a period of 30 days after written notice thereof to the Company by the Trustee, or to the Company and the Trustee by the holders of not less than 25% in principal amount of outstanding Debt Securities of such series; or (f) a default with respect to any Indebtedness, which default results in the acceleration of any Indebtedness in an amount in excess of $50,000,000 without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice thereof to the Company by the Trustee, or to the Company and the Trustee by the holders of not less than 25% in principal amount of outstanding Debt Securities of such series, Indebtedness being defined to mean obligations (other than non-recourse obligations or the Debt Securities of such series) of, or guaranteed or assumed by, the Company for borrowed money or evidenced by bonds, debentures, notes or other similar instruments; provided, however, that if any such failure, default or acceleration referred to in clause (e) or (f) or the proviso to clause (a) above shall cease to exist or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed likewise to have been thereupon cured. (Section 5.1)

         Each Indenture provides that if an Event of Default due to the default in payment of principal of, premium, if any, or interest on, the Debt Securities of any series issued under such Indenture, or due to the default in the performance or breach of any other covenant or warranty of the Company applicable to the Debt Securities of such series or due to certain events of bankruptcy, insolvency and reorganization of the Company shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in the principal amount of the Debt Securities of such series then outstanding may then declare the principal of all Debt Securities of such series and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of (or premium, if any) or interest on such Debt Securities) by the holders of a majority in principal amount of the Debt Securities of such series then outstanding. (Sections 5.1 and 5.10) Except as otherwise provided in the relevant Prospectus Supplement, Debt Securities beneficially owned FTX and any other general partner or limited partner of the Company and any affiliates thereof (other than the Company) shall be deemed to be "outstanding."

         Each Indenture provides that the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, has no obligation to exercise any right or power granted it under the Indenture at the request of holders of Debt Securities unless the Trustee is indemnified by such holders. (Section 6.2) Subject to such provisions in each Indenture for the indemnification of the Trustee and certain other limitations, the holders of a majority in principal amount of the outstanding Debt Securities of each series issued under such Indenture may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. (Section 5.9)

         Each Indenture provides that no holder of Debt Securities of any series issued under such Indenture may institute any action against the Company under such Indenture (except actions for payment of overdue principal, premium (if any) or interest) unless such holder previously shall have given to the Trustee written notice of default and continuance thereof and the holders of not less than 25% in principal amount of the Debt Securities of such series issued under such Indenture and then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the Debt Securities of such series issued under such Indenture and then outstanding. (Sections 5.6 and 5.9)

         Each Indenture contains  a  covenant that the Company will file
   annually  with  the  Trustee  a  certificate   of  no  default  or  a
   certificate specifying any default that exists.  (Section 3.5)

   Discharge and Defeasance

         Unless otherwise specified in the applicable Prospectus Supplement, the Company can discharge or defease its obligations with respect to each series of Debt Securities as set forth below. (Section 10.1)

         Under terms satisfactory to the Trustee, the Company may discharge certain obligations to holders of any series of Debt Securities issued under such Indenture which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee cash or, in the case of Debt Securities payable only in U.S. dollars, U.S. Government Obligations (as defined in such Indenture) as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and interest on such Debt Securities.

         The Company may also discharge any and all of its obligations to holders of any series of Debt Securities issued under an Indenture at any time ("defeasance"), but may not thereby avoid its duty to register the transfer or exchange of such series of Debt Securities, to replace any temporary, mutilated, destroyed, lost, or stolen series of Debt Securities or to maintain an office or agency in respect of such series of Debt Securities. Defeasance may be effected only if, among other things: (i) the Company irrevocably deposits with the Trustee cash or, in the case of Debt Securities payable only in U.S. dollars, U.S. Government Obligations, as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and interest on all outstanding Debt Securities of such series issued under the Indenture; (ii) the Company delivers to the Trustee an opinion of counsel to the effect that the holders of such series of Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and that defeasance will not otherwise alter such holders' United States federal income tax treatment of principal and interest payments on such series of Debt Securities (such opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of such Indenture, since such a result would not occur under current tax law); and (iii) in the case of the Subordinated Debt Indenture (a) no event or condition shall exist that, pursuant to certain provisions described under "Subordinated Debt" above, would prevent the Company from making payments of principal of (and premium, if any) and interest on the Subordinated Debt Securities at the date of the irrevocable deposit referred to above or at any time during the period ending on the 91st day after such deposit date and
   (b) the Company delivers to the Trustee for the Subordinated Debt Indenture an opinion of counsel to the effect that (1) the trust funds will not be subject to any rights of holders of Senior Indebtedness and (2) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, except that if a court were to rule under any such law in any case or proceeding that the trust funds remained property of the Company, then the Trustee and the holders of the Subordinated Debt Securities would be entitled to certain rights as secured creditors in such trust funds.

   Modification of the Indenture

         Each Indenture provides that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of Debt Securities to: (a) secure such Debt Securities, (b) evidence the assumption by a successor entity of the obligations of the Company, (c) add covenants for the protection of the holders of such Debt Securities, (d) cure any ambiguity or correct any inconsistency in the Indenture, (e) establish the form of terms of such Debt Securities, (f) evidence the acceptance of appointment by a successor trustee or (g) amend the Indenture in any other manner which the Company may deem necessary or desirable and which will not adversely affect the interests of the holders of Debt Securities issued thereunder. (Section 8.1)

         Each Indenture also contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of Debt Securities of any series issued under such Indenture then outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, such Indenture or modify in any manner the rights of the holders of the Debt Securities of such series; provided that the Company and the Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby, (a) extend the stated maturity of the principal of any Debt Security, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof or change the currency in which the principal thereof (including any amount in respect of original issue discount) or interest thereon is payable or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or alter certain provisions of the Indenture relating to the Debt Securities issued thereunder not denominated in U.S. dollars or impair the right to institute suit for the enforcement of any payment on any Debt Security when due or (b) reduce the aforesaid percentage in principal amount of Debt Securities of any series issued under such Indenture, the consent of the holders of which is required for any such modification. (Section 8.2)

         The Subordinated Debt Indenture may not be amended to alter the subordination of any outstanding Subordinated Debt Securities without the consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby. (Subordinated Debt Indenture, Section 8.6)

   Concerning the Trustees

         The Chase Manhattan Bank (National Association) and Manufacturers Hanover Trust Company are two of a number of banks with which the Company and FTX maintain ordinary banking relationships and with which the Company and FTX maintain credit facilities.

                        DESCRIPTION OF DEBT WARRANTS

         The Company may issue, together with Debt Securities or separately, Debt Warrants for the purchase of Debt Securities. If the Debt Warrants are issued together with any Debt Securities, they may be attached to or separate from such Debt Securities. The Offered Debt Warrants are to be issued under a Debt Warrant Agreement (the "Debt Warrant Agreement") to be entered into between the Company and a bank or trust company, as Warrant Agent (the "Debt Warrant Agent"), and may be issued in one or more series, all as shall be set forth in the Prospectus Supplement relating thereto. The forms of the Debt Warrant Agreement and the certificates for the Debt Warrants are filed as exhibits to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Debt Warrant Agreement and the Debt Warrants do not purport to be complete and such summaries are subject to the detailed provisions of the Debt Warrant Agreement to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein, and for other information regarding the Debt Warrants. References under this caption are to the Debt Warrant Agreement. Wherever particular provisions of the Debt Warrant Agreement are referred to, such provisions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by such reference.

   General

         The Debt Warrants will be obligations solely of the Company and neither FTX nor any other general partner or limited partner of the Company (individually or as a partner of the Company) will have any obligation under, or be liable in respect of, the Debt Warrants.

         Reference is made to the Prospectus Supplement for the following terms of and information relating to the Offered Debt
   Warrants: (i) the price at which the Offered Debt Warrants will be issued; (ii) the currency or composite currency for which the Offered Debt Warrants may be purchased; (iii) the designation, aggregate principal amount, currency or composite currency and terms of the Debt Securities that may be purchased upon exercise of the Offered Debt Warrants; (iv) if applicable, the designation and terms of the Debt Securities with which the Offered Debt Warrants are issued and the number of Offered Debt Warrants issued with each of such Debt Securities; (v) if applicable, the date on and after which the Offered Debt Warrants and the related Debt Securities will be separately transferable; (vi) the principal amount of Debt Securities purchasable upon exercise of each offered Debt Warrant and the price at which and the currency or composite currency in which such principal amount of Debt Securities may be purchased upon such exercise; (vii) the date on which the right to exercise the Offered Debt Warrants shall commence and the date (the "Debt Warrant Expiration Date") on which such right shall expire or, if the Offered Debt Warrants are not continuously exercisable throughout such period, the specific date or dates on which they will be exercisable (each, a "Debt Warrant Exercise Date," which term shall also mean, with respect to Offered Debt Warrants continuously exercisable for a period of time, every date during such period); (viii) whether the Debt Warrant certificates representing the Offered Debt Warrants (the "Debt Warrant Certificates") will be in registered form ("Registered Warrants") or bearer form ("Bearer Warrants") or both; (ix) any applicable United States federal income tax consequences; (x) the identity of the Debt Warrant Agent in respect of the Offered Debt Warrants; (xi) the proposed listing, if any, of the Offered Debt Warrants or the Debt Securities purchasable upon exercise thereof on any securities exchange; and (xii) other terms of the Offered Debt Warrants.

         Registered Warrants of each series will be evidenced by Debt Warrant Certificates in registered form and Bearer Warrants of each series will be evidenced by a global Debt Warrant Certificate in bearer form (the "Global Debt Warrant Certificate"). Bearer Warrants will not be issued in definitive form. The Global Debt Warrant Certificate will be deposited with a common depositary for Euro-clear and CEDEL, for credit to the accounts of the purchasers of the Bearer Warrants on the related date of issue. (Sections 1.02 and 1.03).

         At the option of the holder upon request confirmed in writing, and subject to the terms of the Debt Warrant Agreement, Registered Warrants may be presented for exchange and for registration of transfer (with the form of transfer endorsed thereon duly executed) at the corporate trust office of the Debt Warrant Agent for such series of Debt Warrants (or any other office indicated in the Prospectus Supplement relating to such series of Debt Warrants) without service charge and upon payment of any taxes and other governmental charges as described in the relevant Debt Warrant Agreement. Such transfer of exchange will be effected only if the Debt Warrant Agent for such series of Debt Warrants is satisfied with the documents of title and identity of the person making the request. (Section 4.01)

   Exercise of Debt Warrants

         Each Offered Debt Warrant will entitle the holder to purchase for cash such principal amount of Debt Securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement. Offered Debt Warrants may be exercised at any time up to the close of business on the Debt Warrant Expiration Date set forth in the Prospectus Supplement. After the close of business on the Debt Warrant Expiration Date (or such later date to which the Debt Warrant Expiration Date may be extended by the Company), unexercised Debt Warrants will become void. (Section 2.02)

         Subject to any restrictions and additional requirements that may be set forth in the Prospectus supplement, Registered Warrants may be exercised by delivery to the Debt Warrant Agent of the Debt Warrant Certificate evidencing such Registered Warrants properly completed and duly executed and of payment as provided in the Prospectus Supplement of the amount required to purchase the Debt Securities purchasable upon such exercise. (Section 2.03) Subject to any such restrictions and additional requirements, Bearer Warrants may be exercised by the beneficial owner thereof delivering to Euro-clear or CEDEL a duly completed exercise letter or tested telex, in the form obtainable from Euro-clear or CEDEL or the Warrant Agent, setting forth, among other things, instructions for payment as provided in the Prospectus Supplement on the date of exercise of the amount required to purchase the Debt Securities purchasable upon exercise of Bearer Warrants. Purchasers of Bearer Securities to be delivered upon exercise of the Bearer Warrants will be subject to certification procedures and may be affected by certain limitations under United States federal income tax laws. See "Limitations on Issuance of Bearer Debt Securities and Bearer Debt Warrants." The procedures to be followed in connection with the delivery of the exercise letter will be set forth in the Prospectus Supplement. The exercise price of Debt Warrants will be that price applicable on the date of receipt of payment in full of the requisite amount of funds, determined as set forth in the Prospectus Supplement. Upon receipt of such payment (plus payment of any accrued interest on the Debt Securities being purchased, from and including the immediately preceding interest payment date for such Debt Securities to and including the Debt Warrant Exercise Date (unless the Debt Warrant Exercise Date is after the record date, if any, but on or before the immediately succeeding interest payment date, if any, for the Debt Securities being purchased, in which case no accrued interest is payable in respect of Debt Securities to be issued as Registered Securities)) and upon either (i) surrender of such Debt Warrant Certificate at the corporate trust office of the Debt Warrant Agent or any other office indicated in the Prospectus Supplement, in the case of Registered Warrants, or (ii) satisfaction of the certification procedures referred to above under "General," in the case of Bearer Warrants, the Company will, as soon as practicable, forward the Debt Securities purchasable upon such exercise. Only Registered Securities will be deliverable upon exercise of Registered Warrants. Registered Securities or, subject to the certification procedures referred to above under "General," Bearer Securities will be delivered upon exercise of Bearer Warrants, as may be specified in the exercise letter. If fewer than all of the Registered Warrants represented by a Debt Warrant Certificate are exercised, a new Debt Warrant Certificate will be issued representing the remaining number of Registered Warrants. (Section 2.03)

   Modifications

         The Debt Warrant Agreement and the terms of the Debt Warrants and the Debt Warrant Certificates may be amended by the Company and the Debt Warrant Agent, without the consent of the holders, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision therein or in any other manner which the Company may deem necessary or desirable and which will not adversely affect the interests of the holders in any material respect. (Section 6.01)

   Merger, Consolidation, Sale or Other Disposition

         If at any time there shall be a merger or consolidation of the Company or a transfer of substantially all of its assets as permitted under the Indentures, the successor entity thereunder shall succeed to and assume all obligations of the Company under the Debt Warrant Agreement and the Debt Warrant Certificates. (Section 3.04) See "Description of Debt Securities -- Certain Covenants of the Company."

   Enforceability of Rights of Debt Warrantholders;
   Governing Law

         The Debt Warrant Agent will act solely as an agent of the Company in connection with the Debt Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Debt Warrant Certificates or beneficial owners of Debt Warrants. (Section 5.02) Any holder of Debt Warrant Certificates evidencing Registered Warrants and any beneficial owner of Bearer Warrants may, without the consent of the Debt Warrant Agent, any other holder, the relevant Trustee, the holder of any Debt Securities issued upon exercise of Debt Warrants or, if applicable, the common depositary for Euro-clear and CEDEL, enforce by appropriate legal action, on its own behalf, its right to exercise the Debt Warrants evidenced by such Debt Warrant Certificates or the Global Debt Warrant Certificates evidencing such Bearer Warrants, as the case may be, in the manner provided therein and in the Debt Warrant Agreement. (Section 3.03) No holder of any Debt Warrant Certificate or beneficial owner of any Debt Warrants evidenced thereby shall be entitled to any of the rights of a holder of the Debt Securities purchasable upon exercise of such Debt Warrants, including, without limitation, the right to receive the payment of principal of or premium, if any, or interest, if any, on such Debt Securities or to enforce any of the covenants in the Indenture. (Section 3.01) The Debt Warrants and each Debt Warrant Agreement will be governed by, and construed in accordance with, the laws of the State of New York. (Section 6.04)

       LIMITATIONS OF ISSUANCE OF BEARER DEBT SECURITIES AND
                     BEARER DEBT WARRANTS

                  Except as may otherwise be provided in the Prospectus Supplement applicable thereto, in compliance with United States federal income tax laws and regulations, Bearer Securities (including Bearer Securities in global form) and Debt Warrants that are Bearer Warrants will not be offered, sold, resold or delivered, directly or indirectly, in the United States or its possessions or to United States persons (as defined below), except as otherwise permitted by United States Treasury Regulations Section 1.163-5(c)(2)(i)(D). Any underwriters, agents and dealers participating in the offerings of Bearer Securities or Bearer Warrants, directly or indirectly, must agree that (i) they will not, in connection with the original issuance of any Bearer Securities or during the period set forth in the Prospectus Supplement following the original issuance of such Bearer Securities, offer, sell, resell or deliver, directly or indirectly, any Bearer Securities in the United States or its possessions or to United States persons (other than as permitted by the applicable Treasury Regulations described above) and (ii) they will not, at any time, offer, sell, resell or directly or indirectly any Bearer Warrants in the United States or its possessions or to United States persons (other than as permitted by the applicable Treasury Regulations described above). In addition, any such underwriters, agents and dealers must have procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling Bearer Securities or Bearer Warrants are aware of the above restrictions on the offering, sale, resale or delivery of Bearer Securities or Bearer Warrants. Moreover, Bearer Securities (other than temporary global Debt Securities) and any Coupons appertaining thereto will not be delivered in definitive form unless the Company has received a signed certificate in writing (or an electronic certificate described in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(ii)) stating that on such date (i) such Bearer Security is owned by a person that is not a United States person or, if such person is a United States person, that it is a financial institution (as defined in United States Treasury Regulations Section 1.165-12(c)(1)(v)) purchasing for its own account or the account of a customer, or (ii) such Bearer Security is owned by a financial institution (described above) for purposes of resale and has not been acquired for the purposes of resale directly or indirectly within the United States or to United States persons (other than as permitted by the applicable Treasury regulations described above). Bearer Warrants will not be issued in definitive form.

                  Bearer Securities (other than temporary global Debt Securities) and any Coupons appertaining thereto will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the United States Internal Revenue Code." The sections referred to in such legend provide that a United States person (other than a United States financial institution described above or a United States person holding through such a financial institution) who holds a Bearer Security or Coupon will not be allowed to deduct any loss realized on the sale, exchange or redemption of such Bearer Security and any gain (which might otherwise be characterized as capital gain) recognized on such sale, exchange or redemption will be treated as ordinary income.

                  As used herein, "United States person" means a citizen, national or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

                        PLAN OF DISTRIBUTION

                  The Company may sell the Securities being offered hereby in three ways: (i) through agents, (ii) through underwriters and (iii) through dealers.

                  Offers to purchase Securities may be solicited by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter as the term is defined in the Securities Act, involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Agents may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the company in the ordinary course of business.

                  If any underwriters are utilized in the sale of Securities, the Company will enter into an underwriting agreement with such underwriters at the time of such sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

                  If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

                  Securities  may  also  be  offered  and  sold,  if  so
   indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firm"), acting as principals for their own accounts or as agents for the Company. Any remarketing firm will be identified and the terms of this agreement, if any, with the Company and its compensation will be described in the Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the Securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

                  If so indicated in the Prospectus Supplement, the Company will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase the relevant Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to only those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such offers.

                          LEGAL MATTERS

                  The  validity  of  the  Debt  Securities  and the Debt
   Warrants  will  be  passed  upon  for  the  Company  by Davis Polk  &
   Wardwell.

                             EXPERTS

                  The audited financial statements and schedules of the Company incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1989, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen & Co. or Coopers & Lybrand, independent public accountants, and are incorporated herein by reference. Such audited financial statements and schedules are, incorporated herein in reliance upon the authority of said firms as experts in accounting and auditing in giving said reports. Future audited financial statements and schedules of the Company and the reports thereon of the Company's independent public accountants also will be incorporated by reference in this Prospectus in reliance upon the authority of those accountants as experts in giving those reports to the extent said firm has audited those financial statements and consented to the use of their reports thereon.

                              ERISA MATTERS

                  The Company and certain affiliates of the Company may each be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or a "disqualified person" within the meaning of the Code with respect to many employee benefit plans. Prohibited transactions within the meaning of ERISA or the Code may arise, for example, if the Securities are acquired by a pension or other employee benefit plan with respect to which FTX or any of its affiliates is a service provider, unless such Securities are acquired pursuant to an exemption for transactions effected on behalf of such plan by a "qualified professional asset manager" or pursuant to any other available exemption. Any such pension or employee benefit plan proposing to invest in the Securities should consult with its legal counsel.

====================================   ===================================

   No dealer, salesman, or other
person has been authorized to give
any  information  or to make
any  representation not contained in
this Prospectus Supplement  or  the                  $150,000,000
accompaning Prospectus, and, if given
or made, such information or
representation must not be relied
upon as having been authorized by the
Company or any agent or Underwriter.
This Prospectus Supplement and the      [LOGO]      FREEPORT-MCMORAN
Accompanying Propsectus do not
constitute an offer to sell or a                   RESOURCE PARTNERS,
solicitation of an offer to buy any              Limited Partnership
of the securities offered hereby in
any jurisdiction to any person to whom
it is unlawful to make such offer or
solicitation in such jurisdiction.               % Senior Notes due 2008
Neither  the  delivery of this
Prospectus Supplement or this
Prospectus nor  any sale  made
hereunder  or thereunder                           ___________________
shall, under any circumstances,                  PROSPECTUS SUPPLEMENT
create  any implication  that  there               February    , 1996
has been no change in the affairs of              ___________________
the Company  since  the date hereof.


       TABLE OF CONTENTS
      Prospectus Supplement
                                 Page
Prospectus Supplement Summary..  S-3
Use of Proceeds................  S-5
Capitalization.................  S-5                  LEHMAN BROTHERS
Selected Financial and
 Operating Data................  S-6
Management's Discussion                             MERRILL LYNCH & CO.
 and Analysis of Financial
 Condition and Results of
 Operations....................  S-8                SALOMON BROTHERS INC.
Business of the Company........  S-12
Relationship Between the
 Company and the FTX Group.....  S-18
Description of the Senior
 Notes.........................  S-20
Underwriting...................  S-28
Validity of Securities.........  S-28

         Prospectus

Available Information..........     2
Incorporation of Documents by
 Reference.....................     2
The Company....................     3
Use of Proceeds................     3
Ratio of Earnings
 to  Fixed Charges.............     4
Description of Debt Securities.     4
Description of Debt Warrants...    11
Limitations  of Issuance of
 Bearer Debt Securities and
 Bearer Debt Warrants..........    13
Plan of Distribution...........    14
Legal Matters..................    15
Experts........................    15
ERISA Matters..................    15